HARDINGE


07052170

ARIS

RECD S.E.C.

APR 2 7 2007

1080

P.E. 12-31-06

Annual Report 2006













Keeping Companies Competitive

PROCESSED

MAY 0 2 2007

THOMSON FINANCIAL

Keeping Companies Competitive

Hardinge is an influential and highly regarded leader in the global manufacturing market.

What kind of manufacturing? As you'll see through this report, almost any kind. We're a behind-the-scenes company that isn't a household name in consumers' homes, but in product engineering and job-shop circles, we're often on "speed dial."

And for good reason. We provide the latest technologies to virtually any application requiring material-cutting and workholding solutions, with products that are truly "best-in-class." Add in our ability to design and implement customized solutions, and you'll quickly realize why we're such a valued business partner to so many strong and diverse companies around the world.



So whether our customers are looking to improve their products' performance or profit margins, Hardinge can help them reach their goals and improve their competitive positions. And with manufacturing facilities in four countries, a global distribution network, and the most complete line of turning, milling and grinding machines for small- to medium-sized parts available from any one manufacturer, we can stand behind everything we make.

All of this positions us very strongly for what we believe will be continued success and profitability for many years to come. In the coming pages, you'll gain a better idea of how we intend to build upon our track record of performance and steady growth.

Table of Contents

1 THE GLOBAL MACHINE-TOOL MARKET 2 HARDINGE AT A GLANCE 5 LETTER TO SHAREHOLDERS
8 REVIEW OF OPERATIONS 16 SELECTED FINANCIAL HIGHLIGHTS IBC SHAREHOLDER INFORMATION

The Global Machine-tool Market

The worldwide market for machine-tool consumption was approximately $57 billion* in 2006, an increase of more than 7% over 2005. North America (16%), Europe (30%) and Asia (51%) accounted for 97% of worldwide consumption in 2006, led by China, which alone consumes one out of every five machines produced around the globe.

* Source: "Metalworking Insiders' Report," January 31, 2007, Gardner Publications. Estimated, excludes parts and accessories.


Worldwide Machine-tool Consumption
(2006)
Europe
30%
Asia
51%
Other
3%
North America
16%



Industry Growth Drivers

- Macro-economic and manufacturing industry expansion, which increases machine-tool demand.
- Shrinking supply of skilled machinists, which increases demand for automated machines.
- Need for improved productivity to remain competitive.
- Need to replace older, obsolete technology to remain competitive.
- Machine replacement rates are now closer to a 1:1 ratio, compared to when one machine replaced multiple ones in the recent past.
- Increasing demand from less-developed regions as they expand their manufacturing base.


Machine-tool Industry Consumption Worldwide
(in billions)
CAGR = 16.8%
$30.5
$34.3
$44.5
$52.9
$56.7
02
03
04
05
06

Worldwide machine-tool demand has grown by a compound annual rate of 16.8% since 2002.

Hardinge at a Glance

TURNING Hardinge® manufactures a full line of metal-cutting lathes to meet a broad spectrum of performance, capacity and budget requirements. Whether it's our high-performance RS/SR® series or our more price-conscious GS® and SV® lines, we design our lathes to ensure they offer the highest quality and reliability in their class, so that our customers know they will make their parts correctly, every time. With a 117-year-old track record, our turning solutions are known for our unparalleled precision, flexibility and durability, as well as our focus on utilizing technology that reduces tool wear and overall operating costs.



MILLING Our acquisition of Bridgeport's® highly respected products and intellectual property, combined with our own milling machines, has made us a significant supplier of milling solutions (now collectively sold under the widely recognized, 80-year-old Bridgeport® brand). Our incomparable series of vertical, horizontal, five-axis, high-speed and traditional knee-mill products give our customers the best price and capability options available in the industry. And our global operations and distribution network allows us to design our machines' standard packages to include many advanced features which are typically expensive options with other manufacturers.

GRINDING Hardinge's grinding solutions literally provide the highest possible performance in the industry, with Swiss precision and more than 75 years of experience built into every machine. With over 100 machine models collectively among our Kellenberger®, Hauser, Tripet and Tschudin brands, we can service the most technically demanding applications and solve almost any customer's needs for cylindrical and jig grinding. We also offer unparalleled flexibility, allowing customers to make multiple components in one fast, easy set-up — which saves time and money.



WORKHOLDING / INDUSTRIAL PRODUCTS Hardinge® has the world's most complete line of workholding and industrial products, including collets, feed fingers, pads, tool holders and rotary products. In fact, we maintain more than 36,000 standard products — in stock for immediate delivery — and provide workholding products for all brands of lathes and mills, as well as grinding, automatic screw and rotary transfer machines, and other automation and assembly operations. What's more, we can custom-engineer workholding and other industrial product solutions to make even the toughest jobs possible, so it doesn't matter if you're working with the strongest of metals or the most delicate of applications, such as glass, electronics or pharmaceuticals, Hardinge helps customers make better products and improve their competitive position.



A Global Leader in the Machine-tool Industry

Hardinge is a global designer, manufacturer and distributor of machine tools, specializing in high-precision, computer controlled, material-cutting machines. We distribute our products to most industrialized markets around the world and generate more than 60% of our sales outside of North America. We have five manufacturing facilities totaling nearly one million square feet in North America, Europe and Asia.

Hardinge has a very diverse international customer base and serves a wide variety of end-user markets. Along with metalworking manufacturers (job-shops) which make parts for a variety of industries, our customers include a wide range of end users in the aerospace, agricultural, automotive and transportation, basic consumer goods, communications and electronics, construction, defense, energy, pharmaceutical and medical equipment, and recreation industries, among others.

With our leading market position and expanded product offering, coupled with favorable global industry trends and further diversification opportunities, we believe we are very well-positioned for further growth.

Focused Growth Strategy

Diversify and expand our product offering within all major material-cutting segments for small- to medium-sized parts

Strengthen and expand our leadership position in core market segments

Further leverage our worldwide sales and support capabilities

Maintain focus on operating efficiency and financial strength

Capitalize further on technological advantage and continue new product development

Leverage worldwide manufacturing / engineering capabilities beyond the machine-tool industry

2006 Financial Highlights

(in millions, except per share amount)

	2006	2005	% change
Net sales	**$326.6**	$289.9	12.7%
Operating income	**23.1**	15.6	48.4%
Net income	**14.0**	7.0	99.1%
Earnings per share (diluted)	**1.58**	0.79	100.0%
Dividends per share	**0.14**	0.12	16.7%
Book value per share	**17.84**	15.76	13.2%
Capital expenditures	**$ 3.6**	$ 4.8	-25.0%
Return on equity	**9.4%**	4.8%	N/A
Return on assets	**4.4%**	2.4%	N/A

Dear Fellow Shareholders,

In last year's annual report, we stressed that we were positioned to benefit from a strong machine-tool market and our robust product expansion, and looked forward to an even better year in 2006 than we enjoyed in 2005. As predicted, the global machine-tool market was strong last year, and customers were pleased with our expanded product portfolio. Therefore, I'm happy to report that 2006 was an outstanding year for Hardinge, culminating with record sales of $327 million — a 13% increase over 2005 — and net income of $14 million, a 99% jump from a year ago.

We further solidified our position as a leading global supplier of high-quality machine tools by fully integrating Hardinge Taiwan as a wholly-owned subsidiary of the Company in 2006. Hardinge Taiwan was established as a majority-owned joint venture in 1999, and today it's considered a premier machine-tool builder in Taiwan. Utilizing the expertise of Hardinge Taiwan, we plan to establish an Asian sourcing center which can be utilized by all of our manufacturing operations worldwide to lower component and assembly costs.

We also continued in 2006 to expand our product line through acquisitions, and remained committed to our strategy of enhancing existing product capabilities as well. During the first quarter we acquired the Bridgeport knee-mill technical information for the relatively modest investment of $5 million dollars. We have steadily grown this product line since entering a November 2002 licensing agreement, which enabled Hardinge to manufacture and distribute Bridgeport knee-mills along with providing parts and service. This acquisition now enables Hardinge to control the knee-mill product completely and manage its growth as well.



We believe our products are among the world's best in terms of accuracy, reliability, durability and value. Throughout 2006 we continued to demonstrate our commitment to excellence by announcing significant upgrades and improvements to our existing product line. These included overall enhancements to our turning machine product line, plus the introduction of a new series of 6-, 8- and 10-inch chucking machines (the SR series); and, $1\frac{5}{8}$-, 2- and $2\frac{1}{2}$-inch bar colleted machines (the RS series). These products are designed to be positioned on the leading edge of the high-end turning center market.

Another example of a leading edge product enhancement in 2006 was our introduction of the ICEFLY® cryogenic coolant system option on our new SR and RS series turning centers. The system delivers a jet of -320°F liquid nitrogen, raising the "insert" hardness, which can dramatically reduce cutting times and increase tool life, both important considerations for our customers.

Our product strategy is to offer customers "best-in-class" performance levels from baseline machines all the way up to our most sophisticated technology for machining small- to medium-sized work pieces. We understand that customers have different requirements for machine tools at different times. At certain times a customer will need a basic machine where the purchase decision is predominately based on price and availability, since the technical requirements are minimal. At other times, that same customer will need the most sophisticated, technically advanced machine to meet an extreme challenge. We want to be in a position to satisfy both these needs for our customers. Over the last few years we have built a turning, milling and grinding product portfolio that allows us to provide this diverse product capability and functionality.

We also remain committed to controlling operating expenses and, in recent years, have focused on streamlining costs by implementing "lean" processes throughout our Company. By following this philosophy, we never stop improving. We also act as a consultant to many customers by sharing our experiences and helping them implement lean processes of their own. We truly want to help our customers excel and, by providing the best products and sharing the best practices of our operations, we give our customers an extra competitive edge.

We also took steps to strengthen our capital position in 2006 by restructuring our revolving credit and term loan. The revised agreement includes a revolving loan facility of up to $70 million, along with a term loan of $20.4 million. This expanded facility is an important enhancement to our balance sheet, as it provides financial flexibility to fund our growth drivers, whether they are new acquisition opportunities, investments in new or enhanced products, or opportunities to enter a new geographic market or strengthen a position within an existing market. When combined with our offshore financing arrangements, our Company has a total debt capacity of nearly $129 million.

Robust Financial Performance in 2006

Entering 2006, all indicators pointed to another strong year with top- to bottom-line financial improvement for Hardinge, and our performance lived up to these expectations.

We had record sales of $327 million, up 13% from $290 million in 2005. This increase was driven by growth in each of our main product lines and in virtually all of our major markets compared to 2005. The North American market (up 12%) and the Asian market (up 20%) were particularly strong for Hardinge in 2006. Our order level was $348 million, up $57.4 million or 20% over 2005's order level, and our consolidated backlog at December 31, 2006 was $99.6 million. The improved order level and strong backlog are good indicators that Hardinge is off to a solid start in 2007.

No Hardinge customer accounts for more than 5% of its annual sales.

Another indicator of the company's strong performance in 2006 was operating cash flow, which was up $12.6 million compared to last year.

Net income for 2006 was $14.0 million, up 99.1% or $6.9 million from 2005, and earnings per share (diluted) increased by 100.0% to $1.58. Also, our net margin of 4.3% for 2006 was up significantly over our 2005 net margin of 2.4%.

Net Sales
(in millions)

CAGR = 17.9%
('02-'06)


$169.0
$185.3
$232.1
$289.9
$326.6
02
03
04
05
06

Net Income
(in millions)

CAGR = 62.7%
('02-'06)


$2.0
-$11.3
$4.4
$7.0
$14.0
02
03
04
05
06

A Vibrant Market for Machine Tools

As expected, the global manufacturing base remained strong throughout 2006, providing the impetus for continued solid growth in our industry. U.S. machine-tool consumption was nearly $6.3 billion, an increase of 5.5% compared to an already strong 2005. Consumption in Asia climbed more than 10% over 2005, followed by North America at nearly 6% and Europe at nearly 4%.

In Europe, we experienced strong improvement in demand for many of our machine products, especially grinding machines. The strength we see in Asia continues to justify our additional investment in our Taiwanese and Chinese subsidiaries to increase capacity, add support personnel and promote our products in this dynamic market.

Along with the sales growth associated with a strong global market for machine tools, we also benefited from a number of new product introductions, which remain a focus of our worldwide operations. Some examples include an indexing/rotary table system which provides rapid automatic parts positioning. We also expanded our line of turning centers by introducing two new high-volume SV series lathes aimed at the baseline, cost-sensitive market, and introduced a new boxway machining center for heavy machining operations.

Hardinge has proven its ability to grow organically and via acquisitions, and continues to consider additional opportunities in both arenas.

In addition, our North American orders were positively impacted by strong customer response to the complete Hardinge product line displayed at the September 2006 International Manufacturing Technology Show (IMTS) in Chicago. With nearly 92,000 attendees, the 2006 IMTS was one of the largest manufacturing shows in North America in recent years, and another indication of the continued strong interest in evolving machine-tool technology.

Hardinge showcased one of the broadest product ranges, including our Hardinge turning centers, Bridgeport machining centers, Kellenberger, Hauser, Tripet and Tschudin grinders, and one of the world's largest workholding product offerings. As a result, we booked nearly 400 new machine orders during the show, approximately double our anticipated level. Our success at IMTS was the result of the quality and depth of our product line, our continuous product development efforts, and the outstanding work of our dedicated employees.

Our Focused Strategy for Success

Our 2006 results were solid and reflect both a vibrant manufacturing economy and a focused and effective strategy. Our recent success is attributable to the significant efforts we have made over the last decade to transition Hardinge from its prior dependency on the North American market to its current status as a balanced global manufacturer and marketer of high performance machine tools.

We are now positioned to continue to grow our business with a diverse array of end-user markets and customers in aerospace and defense, automotive and transportation, communications and electronics, pharmaceutical and medical device manufacturing, construction, basic consumer goods, and many others. With our expanded global access, wide range of end-user markets and a diversified customer base – where no single customer is responsible for more than 5% of sales – we have greatly reduced the risks associated with a market or regional downturn. We also believe that ample opportunity remains for additional consolidation within our industry, with many smaller and specialized companies available for acquisition consideration.

Quarterly Cash Dividend Increased by 67% in 2006

Lastly, during the fourth quarter of 2006 the Board of Directors approved a 67% increase in the quarterly cash dividend, raising it from $0.03 per share to $0.05. This significant increase certainly reflects our improved operating results, but more importantly, it underscores our Board's confidence in the Company's prospects.

All of us at Hardinge appreciate your continued support of, and investment in, our Company. We remain focused on generating worldwide growth opportunities and are confident in our ability to create additional top- and bottom-line improvement in our operating performance. Our current backlog and customer activity, along with other broad market indicators, reinforce our confidence in our ability to continue our strong performance for the foreseeable future.



J. Patrick Ervin
Chairman of the Board
President and Chief Executive Officer



From left: Chuck Trego, Senior VP & CFO; Pat Ervin, Chairman, President & CEO; and Doug Tifft, Senior VP, Administration


KEEPING THEM ROLLING

Hardinge machines are used to manufacture diesel fuel pumps used
in a wide variety of light- and heavy-duty construction vehicles

When it comes to manufacturing, efficiency is essential. Nobody understands this better than Hardinge, where every move we make is meant to help our customers make things "better."



Our machines are used to manufacture the "Jake Brake," a specialized safety device used on nearly every tractor trailer in the U.S.

Hardinge owns a leadership role in an essential industry that continues to increase in importance. As companies in virtually all industries adjust to the rapidly changing competitive landscapes resulting from global business expansion, the need for companies like ours becomes remarkably greater as well.

The numbers tell the story clearly, as over 80% of the world's machine-tool sales took place in Asia and Europe in 2006. Countries which once were technologically deficient are quickly closing the gap. And manufacturers are constantly searching for a competitive edge. They strive for cheaper labor, and further automation to lessen their reliance on that labor. They seek process improvements to increase production speed, customer response time or product quality control. And they're always interested in driving down costs.

Whatever the goal, Hardinge is there for them. We consistently set the pace for many of these advancements worldwide. We're a recognized innovator, helping companies by providing customized solutions, product enhancements and new product launches on a regular basis. And this strategy allows us to keep rolling right along with our customers.













What's more, we've accelerated our own growth by broadening our view of the industries we can serve. We've recognized that we're not just metal-cutting experts, but in fact we provide solutions for material cutting and workholding and industrial product applications of all types. We have repeatedly proven that we can help virtually any type of manufacturer to become better – and the most exciting part for us is that "better" can be defined so many different ways. But regardless of the definition, the end result is always the same for our customers. They move forward. And we do too.

AUTOMOTIVE From transmissions and engines to wheel hub assemblies, our machines make products found in cars and trucks, trains and subways – even snowmobiles and ATVs (all-terrain vehicles) – around the world.



Hardinge not only creates motorcycle engine and transmission components, but we also sponsor the U.K.'s Tom Tunstall and his Motorsport racing team.



KEEPING THEM HEALTHY

Hardinge machines make components for a variety of fitness industry products, from treadmill components to water bottle die-cast molds.

Mention the phrase "down time" to an operations manager, and you'll actually be able to see him start to turn pale. Because lost manufacturing time means lost sales, profits and customers. And that's why all of us at Hardinge focus so fiercely on making sure we are not the cause.

The Hardinge name, as well as the Bridgeport, Kellenberger, Hauser, Tripet and Tschudin brands under its umbrella, are more than just well known in the machine-tool industry. They are well respected. We have a developed portfolio of very strong brands which have effectively performed within their respective markets for many decades with products that have become synonymous with top-notch quality, regardless of whether they are baseline machines or high-end models. We offer the greatest combinations of precision, flexibility, durability and creativity available today, along with service and distribution teams that are second to none.



Not only do we serve heavy industrial markets, we're used in a variety of intricate healthcare products, from simple toothbrushes and disposable syringe needles to high-tech dentistry tools and artery cleansing devices.

PHARMACEUTICALS Hardinge's workholding tools can provide solutions for even the most delicate applications, such as pill capsule manufacturing.

This is a critical point of difference for most customers, as we've seen first-hand for decades. By positioning Hardinge as the most complete provider of material cutting, work-holding and industrial product solutions in the market today, we show them that we're not simply a supplier, but a complete business partner whose goal is to keep their customers in tip-top shape.











Our customers know the advantages of having Hardinge on their side. Their repair and maintenance downtime decreases dramatically, as do their product defects and overall waste — because our machines are all designed to make our customers' parts the right way, each and every time. They also gain the know-how and creativity of our engineering expertise, so no matter what kind of production challenge is threatening to slow them down, Hardinge is ready with the cure for what ails them. And that quickly brings the color back to that operations manager's face... because there's nothing he hates more than sick days.



Our machines are used to create technically demanding healthcare products like spinal implants and specialty bone screws.



KEEPING THEM FOCUSED

Hardinge machines can be found behind a variety of military and defense components and applications, including specialty bullets.



Hardinge tools are used to make a variety of high-tech products from optical disc readers in hard drives to cell phones and wireless telecom devices.

It's often said that perception is reality, but we believe the reverse is true. Some companies claim their products have the best quality, but their performance reveals otherwise. Others will talk of their worldwide distribution, but their reality falls well short. Lots of companies make big claims, but it isn't until they are put to the test that you really see the difference.

At Hardinge, seeing is believing. We infuse a culture of quality, innovation and service among all our associates at all our facilities, worldwide. We enforce the strictest quality standards in our industry, to ensure product quality that is unmatched among any of our business lines. We realize quality products and services are required and must be maintained to keep Hardinge positioned as a leader in our industry. And that's exactly what we will keep doing.

We're equally serious about evolving into a truly global company. We've developed a strong worldwide presence with manufacturing and distribution locations in all major worldwide markets. This enables us not only to better serve our customers, but also to adapt more quickly to changing local business conditions. Through extensive direct involvement and frequent travel at both corporate and local levels, our senior management stays abreast of the many unique governmental, cultural and economic factors present in Asia, Europe and other key markets. Considering 64% of our revenue in 2006 came from outside North America, it's clear that this strategy is paying off.











CAMERAS Hardinge machines are used to make the exterior enclosures and multiple interior components used in various cameras.

We also stay intensely focused on our customers, taking the time to understand their businesses, constraints, customers and objectives. After all, how can you become an effective business partner until you've taken the time to learn what's really important to them? By focusing so intently on our jobs, roles and customers, we allow them to focus on theirs — and that helps their visions become a reality.


Hardinge Global Network
Santa Ana, California
Elmira, New York
Leicester, England
Raamsdonksveer, Netherlands
Kerfeld, Germany
Exeter, England
St. Gallen, Switzerland
Biel, Switzerland
Xian, China
Shanghai, China
Chongqing, China
Nan Tou, Taiwan

KEEPING THEM SOARING

Hardinge machines are used in numerous aerospace applications, such as engine components, turbine air foil and fuel nozzles, and electrical components. They are even used in creating flight simulator training systems.



In addition to standard jet and smaller private and executive aircraft, Hardinge makes components found in various helicopters models as well.

If there is one skill that is critical to success in manufacturing, it is planning. From the product concept stage through its engineering blueprint, operations floor plan design and sales/distribution strategies, a company will never get off the ground if it can't get its foresight up to speed.

That's where Hardinge is perhaps most valuable, with experienced personnel in all of its businesses who can help companies find the right machining, workholding and industrial product solutions for their particular situations. Whether the constraints involve schedules, materials, safety, budgets or labor, Hardinge is ready to work hand-in-hand with its customers to map out a production solution that is strategic and effective. So not only do Hardinge clients get the very best in product quality, they also gain experienced consultants who want nothing more than to see our customers' businesses take off. Because when they do, they'll remember who helped them when they needed it most. And that keeps us flying high as well.

Planning has also been critical to Hardinge's success, especially the recognition of our need to diversify. Whether it's been our customer base and geographic footprint, or the unmatched breadth of products and accessories we offer, Hardinge has taken countless steps to reduce its exposure to a variety of potential business and economic pitfalls.

AEROSPACE Our machines are used to create a variety of fuel pumps, electrical connectors and high-speed data transfer devices found in all kinds of military and aerospace applications.



Hardinge has also proven its ability to generate consistent growth, both through organic endeavors as well as strategic acquisitions. Sometimes it's a slight improvement to our top-selling models. Sometimes we develop entirely new and innovative products or services. And we've effectively acquired highly regarded companies and brands on several occasions. Hardinge has steadily expanded its businesses on countless fronts, and in doing so, has lessened its exposure to the traditional regional cyclicality of the manufacturing industry. It's a proven strategy for us, and we continue to seek and evaluate similar opportunities — including some that may even be outside of our traditional machine-tool sector. Because if we want to continue our climb, we have to be willing to consider all of our available trajectories.

Growth & Acquisitions History


1995
96
97
98
99
2000
01
02
03
04
05
06
ESTABLISHED Hardinge Taiwan Precision Machinery
ACQUIRED HTT Hauser Tripet Tschudin
ESTABLISHED Hardinge China
ESTABLISHED Hardinge Machine (Shanghai) Company
LICENSE AGREEMENT Bridgeport Knee-mill to manufacture and distribute to US
EXPANDED Manufacturing operations at Hardinge Shanghai
PURCHASED Bridgeport Worldwide IP and European Sales, Support and Engineering Operations
BUYOUT Hardinge Taiwan Shareholders, Building and Land
Initial Public Offering
ACQUIRED L. Kellenberger & Co.
PURCHASED License agreement for Bridgeport Knee-mill

Hardinge Inc. and Subsidiaries

(amounts in thousands except per share data)

INCOME STATEMENT DATA	2006	2005	2004	2003	2002
Total orders	$347,841	$290,395	$255,678	$188,147	$155,271
Net sales	326,621	289,925	232,054	185,302	169,014
Cost of sales	226,470	199,642	162,376	130,698	117,403
Gross profit	100,151	90,283	69,678	54,604	51,611
Selling, general and administrative expense	77,054	74,723	57,184	47,731	46,448
Operating income (loss)	23,017	15,560	12,494	6,873	5,163
Interest expense	5,294	4,284	2,660	2,917	3,978
Interest (income)	(713)	(569)	(533)	(500)	(496)
Income (loss) before income taxes, minority interest in (profit) of consolidated subsidiary, and profit (loss) in investment of equity company	18,516	11,845	10,367	4,456	1,681
Income taxes (benefits)	4,566	2,373	3,542	14,667	(868)
Minority interest in (profit) of consolidated subsidiary	–	(2,466)	(2,433)	(1,257)	(566)
Profit in investment of equity company	–		–	184	17
Net income (loss)[1]	$ 13,950	$ 7,006	$ 4,392	$(11,284)	$ 2,000

PER SHARE DATA	2006	2005	2004	2003	2002
Weighted average number of common shares outstanding — basic	8,770	8,761	8,745	8,708	8,687
Basic earnings (loss) per share	$ 1.59	$ 0.80	$ 0.50	$ (1.30)	$ 0.23
Weighted average number of common shares outstanding —diluted	8,809	8,822	8,773	8,708	8,687
Diluted earnings (loss) per share	$1.58	$ 0.79	$ 0.50	$ (1.30)	$ 0.23
Cash dividends declared per share	$0.14	$ 0.12	$ 0.03	$ 0.02	$ 0.10

BALANCE SHEET DATA	2006	2005	2004	2003	2002
Working capital	$156,994	$126,421	$122,181	$ 103,280	$103,864
Total assets	330,660	300,276	286,311	245,707	256,285
Total debt	77,861	67,114	42,868	23,301	42,002
Shareholders' equity	$157,109	$138,993	$150,000	$ 139,086	$145,786

1. 2003 results included a non-cash charge for income tax expense of $12,905 to provide a valuation allowance of the Company's U.S. deferred tax assets as required by FAS 109.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.**

For the fiscal year ended December 31, 2006.

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.**

For the transition period from ______ to ______

Commission File Number 0-15760

HARDINGE INC.

(Exact name of registrant as specified in its charter)

NEW YORK	**16-0470200**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Hardinge Drive, Elmira, New York	**14902-1507**
(Address of principal executive offices)	Zip Code

Registrant's telephone number, including area code:
(607) 734-2281

Securities registered pursuant to Section 12(b) of the Act:
None

Securities pursuant to section 12(g) of the Act:

Common Stock with a par value of $.01 per share Preferred Stock purchase rights	**NASDAQ** (Name of exchange on which registered)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-accelerated Filer ☐

Indicate by check mark whether registrant is a shell company (as defined by Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2006 was $124.1 million, based on the closing price of common stock on the NASDAQ stock exchange on June 30, 2006. Shares of common stock held by each officer and director and by the Company's benefit plans have been excluded in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for any other purpose.

The number of shares outstanding of the issuer's common stock as of February 1, 2007: Common Stock, $.01 par value 8,833,457 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Hardinge Inc.'s Proxy Statement for its 2007 Annual Meeting of Shareholders to be filed with the Commission on or about March 30, 2007 are incorporated by reference to Part III of this Form 10K.

PART I

ITEM 1.—BUSINESS

General

Hardinge Inc.'s principal executive office is located at One Hardinge Drive, Elmira, New York 14902-1507; telephone (607) 734-2281. The principal executive office is located in Chemung County, New York, which is on the south-central border of upstate New York.

The Company's website is *www.hardinge.com*. Hardinge's website provides links to all of the Company's filings with the Securities and Exchange Commission. A copy of the 10-K is available on the website or can be obtained by contacting the Investor Relations Department at the Company's principal executive office. Alternatively, such reports may be accessed at the Internet address of the SEC, which is www.sec.gov or at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information about the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

The Company has eight wholly owned subsidiaries.

Canadian Hardinge Machine Tool, Ltd	Toronto, Ontario, Canada
Hardinge China, Limited	Hong Kong, People's Republic of China
Hardinge GmbH	Krefeld, Germany
Hardinge Machine Tools, Ltd.	Exeter, England
Hardinge Machine (Shanghai) Co., Ltd.	Shanghai, People's Republic of China
Hardinge Taiwan Precision Machinery Limited	Nan Tou City, Taiwan, Republic of China
HTT Hauser Tripet Tschudin AG	Biel, Switzerland
L. Kellenberger & Co. AG	St. Gallen, Switzerland

The Company has manufacturing facilities located in Chemung County, New York; St. Gallen, Switzerland; Biel, Switzerland; Nan Tou City, Taiwan; and Shanghai, People's Republic of China. Hardinge manufactures the majority of the products it sells.

References to Hardinge Inc., the "Company", or "Hardinge" are to Hardinge Inc. and its predecessors and subsidiaries, unless the context indicates otherwise. The Company changed its name in 1995 from Hardinge Brothers, Inc. to Hardinge Inc.

Products

The Company designs, manufactures, distributes and markets computer-numerically controlled metal-cutting lathes, machining centers, grinding machines, collets, chucks, indexing fixtures, and other industrial products. It considers its products to be among the world's best in terms of accuracy, reliability, durability and value. The wide variety of machines manufactured by the Company allows it to be a sole source supplier for many of its customers.

The Company has been a manufacturer of industrial-use Super-Precision® and general precision turning machine tools since 1890. Turning machines, or lathes, are power-driven machines used to remove material from a rough-formed part by moving multiple cutting tools against the surface of a part rotating at very high speeds in a spindle mechanism. The multi-directional movement of the cutting tools allows the part to be shaped to the desired dimensions. On parts produced by Hardinge machines, those dimensions are often measured in ten-thousandths of inches. Hardinge considers itself to be a leader in the field of producing machines capable of consistently and cost-effectively producing parts to those dimensions in production environments.

Grinding is a machining process where a surface is shaped to closer tolerances or a finer surface finish with a rotating abrasive wheel or tool moving against a part. Grinding machines can be used to finish parts of various shapes and sizes. The grinding machines of the Company's Kellenberger subsidiary are used to grind the outside and inside diameters of cylindrical parts. Such grinding machines are typically used to provide a more exact finish on a part, which has been partially completed on a lathe. Kellenberger machines are generally purchased by the same type of customers as other Hardinge equipment and further the ability of the Company to be a sole source supplier for its customers.

Hardinge acquired HTT Hauser Tripet Tschudin AG in 2000 to expand its grinding machine product line. Hauser jig grinding machines are used to make demanding contour components, primarily for tool and mold making applications. Tripet and Tschudin product technology is focused on the specialized internal and external cylindrical grinding needs of high volume production customers.

Machining centers or milling machines are designed to remove material from stationary, prismatic (box-like) parts of various shapes with rotating tools that are capable of milling, drilling, tapping, reaming and routing. The multi-directional movement of the spindle holding the cutting tool and the table holding the part allows the part to be shaped to the desired dimension. Machining centers have mechanisms that automatically change tools based on commands from a built-in computer control without the assistance of an operator. The Company produces a broad line of machining centers addressing a range of sizes, speeds and powers.

Most models of Hardinge's machines are computer numerically controlled ("CNC") and use commands from an integrated computer to control the movement of cutting tools, grinding wheels, part positioning, and in the case of turning and grinding machines, the rotation speeds of the part being shaped. The computer control enables the operator to program operations such as part rotation, tooling selection and tooling movement for a specific part and then store that program in memory for future use. The machines are able to produce parts while left unattended when connected to automatic bar-feeding, robotics equipment, or other material handling devices designed to supply raw materials.

On November 3, 2004, the Company acquired the name, trademarks, copyrights, designs, patents, know-how, and all other intangibles associated with the former Bridgeport Machine company throughout the world. Hardinge also acquired certain operating assets from the court appointed receiver of the former Bridgeport operations in the U.K. to allow it to carry on Bridgeport's sales, service and support operations in Europe.

The Bridgeport name has long been associated with a full range of quality machining centers. The Company uses this brand name for all of its machining center lines. The products of Bridgeport, which are being sourced from Taiwan, expanded the line of machines available from the Company in this segment to include horizontal machining centers and 5-axis machining capabilities. Also, the operations in the U.K. have been combined with the Company's U.K. subsidiary to provide sales and service support for the complete line of Hardinge company products.

Hardinge obtained the rights to manufacture and distribute Bridgeport manually controlled milling machines (called knee mills) in 2002, and parts and support services functions for both knee mills and vertical machining centers previously produced by the Connecticut operations of Bridgeport Machines, Inc. under a licensing arrangement with BPT IP, LLC.

In January 2006, the Company executed its option to purchase the technical information of the Bridgeport knee-mill machine tools, related accessories and spare parts from BPT IP, LLC ("BPT"). BPT had granted the Company the exclusive right to manufacture and sell certain versions of the knee-mill machine tools, accessories and spare parts under Alliance Agreements dated October 29, 2002 and November 3, 2004. Per the Alliance Agreements, the Company had agreed to pay to BPT royalties based on a percentage of net sales attributable to the products, accessories and spare parts.

The purchase price for the technical information was $5.0 million and it will be amortized over a ten-year period. The technical information purchased includes, but is not limited to, blueprints, designs, schematics, drawings, specifications, computer source and object code, customer lists and proprietary rights and assets of a similar nature. Subsequent to the purchase, no further royalties will be paid to BPT for products shipped thereafter. Royalty expense under these agreements was less than $0.1 million, $1.3 million, and $1.2 million during the years ended December 31, 2006, 2005, and 2004, respectively.

On December 27, 2005, the Company entered into a Share Purchase Agreement with a group of selling shareholders pursuant to which those selling shareholders agreed to sell their shares in Hardinge Taiwan Limited ("Hardinge Taiwan") to the Company. Pursuant to a Joint Venture Agreement dated March 16, 1999, the Company owned 51% of Hardinge Taiwan and the selling shareholders owned 49% of Hardinge Taiwan. The Company now owns 100% of Hardinge Taiwan, making it a wholly-owned subsidiary of the Company.

The purchase price of the shares was NT$298.8 million, which was equivalent to approximately $9.0 million at December 28, 2005. The purchase price was primarily recorded against the liability for equity of minority interest on the balance sheet. The purchase price was subject to adjustment based on the final audited balance sheet of Hardinge Taiwan as of December 31, 2005. Based on the final audited balance sheet of Hardinge Taiwan, the purchase price adjustment was NT$3.9 million, which was equivalent to approximately $0.1 million when it was paid in March 2006.

On December 27, 2005, Hardinge Taiwan entered into a Share Purchase Agreement with U-Sung Co. Ltd. ("U-Sung), a company in the Republic of China pursuant to which Hardinge Taiwan purchased 100% of the shares of U-Sung. U-Sung owns the land and building in Nan Tou City, Taiwan, Republic of China that is occupied and leased by Hardinge Taiwan. The purchase price of U-Sung was NT$234.8 million, which is equivalent to approximately $7.0 million, which substantially reflects the fair market value of the land and building acquired. No goodwill was recorded. Under an operating lease agreement, Hardinge Taiwan previously paid rent to U-Sung. Rent expense under that lease was $0.9 million and $0.6 million during the years ended December 31, 2005, and 2004, respectively. Hardinge Taiwan now owns U-Sung so any rent expense or income in 2006 was eliminated in their consolidation.

New product development is important to the Company's growth. Products are introduced each year to take advantage of new technologies available to the Company. These technologies generally allow the machine to run at higher speeds and with more power, thus increasing its efficiency. Customers routinely replace old machines with newer machines that can produce parts faster and with less time to set up the machine when converting from one type of part to another.

Multiple options are available on a broad range of the Company's machines, which allow customers to customize their machines for the specific purpose, and cost objective they require. The Company produces machines for stock with popular option combinations for immediate delivery, as well as machines made to specific customer orders. In addition to its machines, the Company provides the necessary computer programming and tooling, as well as robotics and other parts handling equipment manufactured by it or others.

Generally Hardinge machines can be used to produce parts from all of the standard ferrous and non-ferrous metals, as well as plastics, composites and exotic materials.

The sale of repair parts is important to the business of the Company. Certain parts on machines wear over time or break through misuse. Customers will buy parts from the Company through the life of the machine, which is several years. There are thousands of machines in operation in the world for which the Company provides those repair parts, in many cases exclusively.

In addition to its machine lines, the Company offers the most extensive line of workholding devices available in the industry, which may be used on both its machines and those produced by others. The

Company considers itself to be a worldwide leader in the design and manufacture of workholding devices for machine tools.

The Company offers various warranties on its equipment and considers post-sales support to be a critical element of its business. Warranties on machines typically extend for twelve months after purchase. Services provided include operation and maintenance training, in-field maintenance, and in-field repair. The Company, where practical, provides readily available replacement parts. The Company offers these post sales support services on a paid basis throughout the life of the machine.

Markets and Distribution

The Company markets its products in most industrialized countries of the world through a combination of distributors, agents and manufacturers' representatives. In certain areas of the United States, Canada, China, Germany, and the United Kingdom, the company also uses a direct sales force. Generally, distributors have exclusive rights to sell the Company's products in a defined geographic area.

Certain of the Company's distributors operate independent businesses, purchase products from the Company at discounted prices and maintain inventories of these products for their customers, while agents and representatives sell products on behalf of the Company and receive commissions on sales. The Company's commission schedule is adjusted to reflect the level of marketing and aftermarket support offered by its distributors. The Company's direct sales personnel earn a fixed salary plus commission.

Sales through distributors are made only on standard commercial open account terms or through letters of credit and are not included in the Company's financing programs discussed below. Distributors take title to products upon shipment from the Company's facilities and do not have any special return privileges.

In the past the Company provided financing terms of up to seven years for qualified end user customers to purchase equipment, primarily in the United States and Canada. These contracts were backed by liens and security agreements.

The Company discontinued providing financing itself for North America in 2002 and began outsourcing long-term customer financing to third party leasing companies. However, the Company continues to offer long term customer financing for some of its foreign operations. Further, the Company occasionally offers special interest rates to customers as part of its marketing efforts. The amount of the charge from the third party financing company for these special programs is treated as a discount to sales at the time of the contract. There are no repurchase or remarketing agreements with these third parties.

The Company's non-machine products are mainly sold in the United States through telephone orders to a toll-free "800" telephone number, which is linked to an on-line computer order entry system maintained by the Company at its Elmira headquarters. In most cases, the Company is able to package and ship in-stock tooling and repair parts within 24 hours of receiving orders. The Company can package and ship items with heavy demand within several hours. In other parts of the world, these products are sold through distributor arrangements associated with machine sales.

The Company promotes recognition of its products in the marketplace through advertising in trade publications and participation in industry trade shows. In addition, the Company markets its non-machine products through publication of general catalogues and other targeted catalogues, which it distributes to existing and prospective customers. The Company has a substantial presence on the internet at *www.hardinge.com* where customers can obtain information about the Company's products and place orders for workholding products.

A substantial portion of the Company's sales are to small and medium-sized independent job shops, which in turn sell machined parts to their industrial customers. Industries directly and indirectly served by the Company include aerospace, automotive, construction equipment, defense, energy, farm equipment, medical equipment, recreational equipment, telecommunications, and transportation.

No single customer accounted for more than 5% of consolidated sales in 2006. In 2005, one customer accounted for approximately 6% of consolidated sales and in 2004, no single customer accounted for more than 5% of consolidated sales.

The Company operates in a single business segment, industrial machine tools.

Competitive Conditions

The primary competitive factors in the marketplace for the Company's machine tools are reliability, price, delivery time, service and technological characteristics. There are many manufacturers of machine tools in the world. They can be categorized by the size of material their products can machine and the precision level they can achieve. In the size and precision level the Company addresses with its turning machines and machining centers, the primary competition comes from several Japanese, German, Taiwanese and Korean manufacturers. Kellenberger, Hauser, Tripet and Tschudin grinding machines compete with machines from Japanese, German and other Swiss manufacturers. Management considers its segment of the industry to be extremely competitive. The Company believes that it brings superior quality, reliability, value, availability, capability and support to its customers.

Sources and Availability of Raw Materials

The Company manufactures and assembles its lathes, knee-mills, and related industrial products at its Elmira, New York plant. Kellenberger grinding machines and related products are manufactured at its St. Gallen, Switzerland plant and HTT products are produced at its Biel, Switzerland facility. Hardinge produces machining centers and a line of lathes at its plants in Taiwan and China. Some of the machining center products are sourced from manufacturers in Taiwan. Products are manufactured by the Company from various raw materials, including cast iron, sheet metal, and bar steel. The Company purchases a number of components from outside suppliers, including the computer and electronic components for its CNC lathes, grinding machines and machining centers. There are multiple suppliers for virtually all of the Company's raw material and components and the Company has not experienced a serious supply interruption in past years. The Company did experience supply constraints with a Taiwanese contract manufacturer for milling products. This has been remediated as of January 2007.

A major component of the Company's CNC machines is the computer and related electronics package. The Company purchases a majority of these components from Fanuc Limited, a large Japanese electronics company. The Company also purchases those components from Siemens and Heidenhain, both substantial German manufacturers, for some of its machine lines. A disruption in supply of the computer controls from one of its suppliers could cause the Company to experience a substantial disruption of its operations, depending on the circumstances at the time. The Company purchases parts from these suppliers under normal trade terms. There are no agreements with these suppliers to purchase minimum volumes per year.

Research and Development

The Company's ongoing research and development program involves creating new products, modifying existing products to meet market demands and redesigning existing products to add both new functionality and reduce the cost of manufacturing. The research and development departments throughout the world are staffed with experienced design engineers with varying levels of education, from technical through doctoral degrees.

The worldwide cost of research and development, all of which has been charged to cost of goods sold, amounted to $9.8 million, $9.1 million and $7.9 million, in 2006, 2005, and 2004 respectively.

Patents

Although the Company holds several patents with respect to certain of its products, it does not believe that its business is dependent to any material extent upon any single patent or group of patents.

Seasonal Trends and Working Capital Requirements

The Company's business and that of the machine tool industry in general is cyclical. It is not subject to significant seasonal trends. However, the Company's quarterly results are subject to fluctuation based on the timing of its shipments of machine tools, which are largely dependent upon customer delivery requirements. Traditionally, the Company has experienced reduced activity during the third quarter of the year, largely as a result of vacations scheduled at its U.S. and European customers' plants and the Company's policy of closing its New York and Switzerland facilities for two weeks during the third quarter. As a result, the Company's third-quarter net sales, income from operations and net income typically have been the lowest of any quarter during the year.

The ability to deliver products within a short period of time is an important competitive criterion. The Company must have inventory on hand to meet customers' delivery expectations, which for standard machines typically are between immediate to four weeks deliveries. Meeting this requirement is especially difficult with products made in Taiwan, where delivery is extended due to ocean travel times, depending on the location of the customer. This creates a situation where the Company must have inventory of finished machines available in its major markets.

The Company delivers many of its machine products within one to two months after the order. Some orders, especially multiple machine orders, are delivered on a turnkey basis with the machine or group of machines configured to make certain parts for the customer. This type of order often includes the addition of material handling equipment, tooling and specific programming. In those cases the customer usually observes and inspects the parts being made on the machine at the Company's facility before it is shipped and the timing of the sale is dependent upon the schedule of the customer. Therefore, sales from quarter to quarter can vary depending upon the timing of those customers' acceptances and the significance of those orders.

The Company feels it is important, where practical, to provide readily available workholding and replacement parts for the machines it sells. The Company carries inventory at levels to meet these customer requirements.

Backlog

The Company's order backlog was $99.6 million at December 31, 2006, compared to an adjusted backlog of $78.2 million at December 31, 2005.

Orders for most products are subject to cancellation by the customer prior to shipment. On large orders for specialized equipment, there are generally cancellation charges associated. The level of unfilled orders at any given date during the year may be materially affected by the timing of the Company's receipt of orders, the speed with which those orders are filled and the timing of customer acceptance of specialized equipment. Accordingly, the Company's backlog is not necessarily indicative of actual shipments or sales for any specific future quarterly period, and period-to-period comparisons may not be meaningful.

Governmental Regulations

The Company believes that its current operations and its current uses of property, plant and equipment conform in all material respects to applicable laws and regulations.

Environmental Matters

The Company's operations are subject to extensive federal and state legislation and regulation relating to environmental matters.

Certain environmental laws can impose joint and several liability for releases or threatened releases of hazardous substances upon certain statutorily defined parties regardless of fault or the lawfulness of the original activity or disposal. Activities at properties owned by the Company and on adjacent areas have resulted in environmental impacts.

In particular, the Company's New York manufacturing facility is located within the Kentucky Avenue Wellfield on the National Priorities List of hazardous waste sites designated for cleanup by the United States Environmental Protection Agency ("EPA") because of groundwater contamination. The Kentucky Avenue Wellfield site encompasses an area of approximately three square miles which includes sections of the Town of Horseheads and the Village of Elmira Heights in Chemung County, New York. In February 2006, the Company received a Special Notice Concerning a Remedial Investigation/Feasibility Study for the Koppers Pond portion of the Kentucky Avenue Wellfield site. The EPA has documented the release and threatened release of hazardous substances into the environment at the Kentucky Avenue Well Field Superfund site, including releases into and in the vicinity of the Koppers Pond (the "Pond"). The hazardous substances, including metals and polychlorinated biphenyls, have been detected in sediments in the Pond.

A substantial portion of the Pond is located on the Company's property. The Company, along with Beazer East, Inc., the Village of Horseheads, the Town of Horseheads, the County of Chemung, CBS Corporation, and Toshiba America, Inc., have agreed to voluntarily participate in the Remedial Investigation and Feasibility Study ("RI/FS") by signing an Administrative Settlement Agreement and Order on Consent on September 29, 2006. On September 29, 2006, the Director of Emergency and Remedial Response Division of the U.S. Environmental Protection Agency, Region II, approved and executed the Agreement on behalf of the EPA. The PRPs also signed a PRP Member Agreement, agreeing to share the cost of the RI/FS study on a per capita basis. The cost of the RI/FS has been estimated to be between $250,000 and $800,000. The PRPs are currently developing the model for the RI/FS with the consultant that they have retained.

Until receipt of this notice, the Company had never been named as a potentially responsible party at the site or received any requests for information from EPA concerning the site. Environmental sampling on the Company's property within this site under supervision of regulatory authorities has identified off-site sources for such groundwater contamination and sediment contamination in the Pond and has found no evidence that the Company's property is contributing to the contamination. Since the RI/FS has not commenced, the Company has not established a reserve for any potential costs relating to this site, as it is too early in the process to determine the Company's responsibility as well as to estimate any potential costs to remediate. The Company did notify all appropriate insurance carriers and is actively cooperating with them, but whether coverage will be available has not yet been determined and possible insurance recovery cannot now be estimated with any degree of certainty.

Employees

As of December 31, 2006 the Company employed 1,457 persons, 612 of who were located in the United States. None of the Company's employees are covered by collective bargaining agreements. Management believes that relations with the Company's employees are good.

Foreign Operations and Export Sales

Information related to foreign and domestic operations and sales is included in Note 7 to the Consolidated Financial Statements contained in this Annual Report. The Company believes that its manufacturing subsidiaries operate in countries in which the economic climate is relatively stable.

The strategy of the Company has been to diversify its sales and operations geographically so that the impact of economic trends in different regions can be balanced. The rapid growth in the manufacturing activity in Asia has been significant to the Company's growth over the past few years.

ITEM 1A.—RISK FACTORS

The various risks related to the Company's business include the risks described below. The business, financial condition or results of operations of Hardinge Inc. could be materially adversely affected by any of these risks. The risks and uncertainties described below or elsewhere in the Form 10-K are not the only ones to which Hardinge Inc. is exposed. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business and operations. If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected.

Cyclical nature of the business could cause fluctuations in operating results.

The Company's business is cyclical in nature, following the strength and weakness of the manufacturing economies in the geographic markets in which the Company serves. As a result of this cyclicality, the Company has experienced, and in the future can be expected to experience, significant fluctuations in sales and operating income, which may affect the Company's financial condition.

Competitive position and prospects for growth may be diminished if the Company is unable to develop and introduce new and enhanced products on a timely basis that are accepted in the market.

The machine tool industry is subject to technological change, evolving industry standards, changing customer requirements and improvements in and expansion of product offerings, especially with respect to computer controlled products. The Company's ability to anticipate changes in technology, industry standards, customer requirements and product offerings by competitors, and to develop and introduce new and enhanced products on a timely basis that are accepted in the market, will be significant factors in its competitive position and prospects for growth. Moreover, if technologies or standards used in its products become obsolete or fail to gain widespread commercial acceptance, its business would be materially adversely affected. Although the Company believes that it has the technological capabilities to remain competitive, developments by others may render its products or technologies obsolete or noncompetitive. Failure to effectively introduce new products or product enhancements on a timely basis could materially adversely affect the Company's business, operating results and financial condition.

The Company may face trade barriers that could have a material adverse effect on its results of operations and result in a loss of customers or suppliers.

Trade barriers erected by the United States or other countries may interfere with the Company's ability to offer its products in those markets. The Company manufactures a substantial portion of its products overseas and sells its products throughout the world. The Company cannot predict whether the United States or any other country will impose new quotas, tariffs, taxes or other trade barriers upon the importation or exportation of its products or supplies, any of which could have a material adverse effect on its results of operations and financial condition. Competition and trade barriers in those countries could require the Company to reduce prices, increase spending on marketing or product development, withdraw or not enter certain markets or otherwise take actions adverse to us.

In all jurisdictions in which the Company operates, it is also subject to the laws and regulations that govern foreign investment and foreign trade, which may limit its ability to repatriate cash as dividends or otherwise to the United States.

The Company competes with larger companies that have greater financial resources, and our business could be harmed by competitive inroads.

The markets in which the Company's machine and non-machine products are sold are extremely competitive and highly fragmented. In marketing its products, the Company competes with other manufacturers primarily on quality, reliability, price, value, delivery time, service and technological characteristics. The Company competes with a number of U.S., European and Asian competitors, many of which are larger, have substantially greater financial resources, and are supported by governmental or financial institution subsidies. While the Company believes its product lines compete effectively in their markets, they may not continue to do so.

If the Company were unable to access financial markets on favorable terms, its liquidity, businesses and results of operations could be adversely affected.

The ability to raise financial capital, either in public or private markets, or through commercial banks, is critical to the Company's current business and future growth. The Company's business is generally working capital intensive requiring a fairly long cash out to cash in cycle. Also, the Company will rely on the availability of longer term debt financing or equity financing to make investments in new opportunities. The Company's access to the financial markets could be adversely impacted by various factors including the following:

- Changes in credit markets that reduce available credit or the ability to renew existing facilities on acceptable terms;
- A deterioration in its financial situation that would violate current covenants and/or prohibit the Company from obtaining capital from banks, financial institutions, or investors;
- Extreme volatility in credit markets that increase margin or credit requirements; or
- Volatility in the Company's results that would substantially increase the cost of its capital.

The Company's operations and growth prospects would be adversely impacted if the Company were unable to attract and retain skilled employees to work at its manufacturing facilities.

The Company conducts substantially all of its manufacturing operations in relatively small urban areas, with the exception of our Shanghai facility. The Company's continued success depends on its ability to attract and retain a skilled labor force at these locations. If the Company is not able to attract and retain the personnel it requires, it may be unable to develop, manufacture and market its products and expand its operations in a manner that best exploits market opportunities and capitalizes on its investment in its business. This would materially adversely affect the Company's business, operating results and financial condition.

Prices of some raw materials, especially steel and iron products, fluctuate which can adversely affect the Company's sales, costs, and profitability.

The Company manufactures products with a high iron castings or steel content, commodities for which worldwide prices have increased significantly. The availability of and prices for these and other raw materials are subject to volatility due to worldwide supply and demand forces, speculative actions, inventory levels, exchange rates, production costs, and anticipated or perceived shortages. In some cases, those cost increases can be passed on to customers in the form of price increases; in other cases they cannot. If raw materials prices increase and the Company is not able to charge its customers higher prices to compensate, it would adversely affect the Company's business, financial condition and results of operations.

Due to future technological changes, changes in market demand, or changes in market expectations, portions of the Company's inventory may become obsolete or excess.

The technology within the Company's products changes and generally new versions of machines are brought to market in three to five year cycles. The phasing out of an old product involves both estimating the amount of inventory to hold to satisfy the final demand for those machines as well as to satisfy future repair part needs. Based on changing customer demand and expectations of delivery times for repair parts, the Company may find that it has either obsolete or excess inventory on hand. Because of unforeseen changes in technology, market demand, or competition, the Company may have to write off unusable inventory at some time in the future, which may adversely affect its results of operations and financial condition.

The Company has made and expects to continue to make acquisitions that could disrupt its operations and harm its operating results.

The Company's strategy involves increasing its product offerings and the markets it serves through acquisitions of other companies, product lines, technologies and personnel. Acquisitions involve numerous risks, including the following:

- Difficulties in integrating the operations, technologies, products and personnel of the acquired companies;
- Diversion of management's attention from normal daily operations of the business;
- Potential difficulties in completing projects associated with in-process research and development;
- Difficulties in entering markets in which the Company has no or limited direct prior experience and where competitors in such markets have stronger market positions;
- Initial dependence on unfamiliar supply chains or relatively small supply partners;
- Insufficient revenues to offset increased expenses associated with acquisitions; and
- The potential loss of key employees of the acquired companies.

Acquisitions may also cause the Company to:

- Issue common stock that would dilute the Company's current shareholders' percentage ownership;
- Assume liabilities;
- Record goodwill and non-amortizable intangible assets that will be subject to impairment testing on a regular basis and potential periodic impairment charges;
- Incur amortization expenses related to certain intangible assets;
- Incur large and immediate write-offs, and restructuring and other related expenses; or
- Become subject to litigation.

Mergers and acquisitions of companies are inherently risky, and no assurance can be given that the Company's previous or future acquisitions will be successful and will not materially adversely affect its business, operating results or financial condition. Failure to manage and successfully integrate acquisitions the Company makes could harm its business and operating results in a material way. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products, technologies, facilities and personnel to an inability to do so. Even when an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

Risks related to new product development also apply to acquisitions. Please see the risk factor above entitled, "Due to future technological changes, changes in market demand, or changes in market expectations, portions of the Company's inventory may become obsolete or excess" for additional information.

Fluctuations in the exchange rates between the U.S. dollar and any of several foreign currencies could increase the Company's costs or decrease its revenue.

The Company's international operations generate sales in a number of foreign currencies, particularly Swiss Francs, Chinese RMB, British pounds sterling, Canadian dollars, Taiwanese dollars, and the Euro. Therefore, its results of operations and financial condition are affected by fluctuations in exchange rates between these currencies and the U.S. dollar. In addition, the Company's purchases of components in yen, Euro, Taiwanese dollars, Swiss francs, and Chinese RMB are affected by inter-currency fluctuations in exchange rates.

Major changes in the economic situation of our customer base could require the Company to write-off significant parts of its receivables from customers.

In difficult economic periods, our customers lose work and find it difficult if not impossible to pay for products purchased from the Company. Although appropriate credit reviews were done at the time of sale, rapidly changing economic conditions can have sudden impacts on customers' ability to pay. The Company was especially exposed to this bad debt risk when it sold a substantial percentage of its products on time payment contracts supported by Hardinge. This practice was discontinued in 2002, however the Company still runs the risk of bad debts on existing time payment contracts and open accounts. If the Company writes off significant parts of its customer accounts or notes receivable because of unforeseen changes in their business condition, it would adversely affect the Company's results of operations and financial condition.

Some components and products are purchased from a single supplier or a limited number of suppliers. The loss of any of these suppliers may cause the Company to incur additional costs, result in delays in manufacturing and delivering its products or cause the Company to carry excess or obsolete inventory.

While components and supplies are generally available from a variety of sources, the Company currently depends on a limited number of suppliers for certain components for its products. Some components are purchased from a single supplier or a limited number of suppliers. For example, a large Japanese company and two European companies supply the computer and related electronics package used in the Company's CNC machines. The Company's purchases from these suppliers are not made pursuant to long-term contracts and are subject to the additional risks associated with purchasing products internationally, including risks associated with potential import restrictions and exchange rate fluctuations, as well as changes in tax laws, tariffs and freight rates. Although the Company believes that its relationship with these suppliers is good, there can be no assurance that the Company will be able to obtain these products from these suppliers on satisfactory terms indefinitely.

The Company believes that design changes could be made to its machines to allow sourcing from several other suppliers; however, a disruption in the supply of the components from any of these three suppliers could cause the Company to experience a material adverse effect on its operations.

The unplanned loss of current members of the Company's senior management team and other key personnel may adversely affect its operating results.

The unplanned loss of senior management or other key personnel could impair the Company's ability to carry out its business plan. The Company believes that its future success will depend in part on its ability to attract and retain highly skilled and qualified personnel. The loss of senior management or other key personnel may adversely affect operating results as the Company would incur costs to replace the departed personnel and potentially lose opportunities in the transition of important job functions.

The Company expenditures for post-retirement pension obligations could be materially higher than predicted if underlying assumptions prove to be incorrect or the Company is required to use different assumptions.

The Company provides defined benefit pension plans to eligible employees. The Company's pension expense, the funded status of its plans and related charges to equity for the amount of under funding, and its required contributions to its pension plans are directly affected by the value of plan assets, the projected rate of return on plan assets, the actual rate of return on plan assets and the actuarial assumptions the Company uses to measure its defined benefit pension plan obligations, including the rate at which future obligations are discounted to a present value, or the discount rate. For pension accounting purposes in the U.S. based plan, which is the largest of the Company plans, an 8.50% rate of return was assumed on pension plan assets for consideration of contributions for future years. The discount rate was 6.02% at December 31, 2006, the new plan measurement date, compared to 5.85% at September 30, 2005, and 6.00% at September 30, 2004, the old measurement dates.

Lower investment performance of pension plan assets resulting from a decline in the stock market could significantly impact the plan assets and future growth of the plan assets. Should the assets earn an average return less than 8.50% over time, it is likely that future pension expenses and funding requirements would increase. Investment earnings in excess of 8.50% may reduce future pension expenses.

The discount rate used to determine the present value of the projected and accumulated benefit obligation at the end of each year is based upon the available market rates for high quality, fixed income investments. A change in the discount rate would impact the funded status of the Company's plans. An increase to the discount rate would reduce the future pension expense and conversely, a lower discount rate would raise the future pension expense.

Based on current guidelines, assumptions and estimates, including stock market prices and interest rates, the Company anticipates that it may be required to make a cash contribution of approximately $1.5 million to the U.S. pension plan in 2007 and approximately $2.2 million to the foreign plans in 2007. If the Company's current assumptions and estimates are not correct, a contribution in years beyond 2007 may be greater than the projected 2007 contribution.

In addition, the Company cannot predict whether changing market or economic conditions, regulatory changes or other factors will increase its pension expenses or its funding obligations, diverting funds it would otherwise apply to other uses. At December 31, 2006, the excess of consolidated projected benefit obligations over plan assets was $24.9 million and the excess of consolidated accumulated benefit obligations over plan assets was $13.1 million.

In 2004, the Company made the decision that people hired by the U.S. Company after March 1, 2004 will no longer be eligible for the defined benefit plan. The U.K. defined benefit plan was closed to new entrants in April of 2005. These employees will be provided a company subsidized 401(k) plan instead.

Item 1B.—UNRESOLVED STAFF COMMENTS

None.

ITEM 2.—PROPERTIES

Pertinent information concerning the principal properties of the Company and its subsidiaries is as follows:

Location	Type of Facility	Acreage (Land) Square Footage (Building)
Owned Properties		
Horseheads, New York	Manufacturing, Engineering, Turnkey Systems, Marketing, Sales, Demonstration, Service and Administration	80 acres 515,000 sq. ft.
St. Gallen, Switzerland	Manufacturing, Engineering, Turnkey Systems, Marketing, Sales, Demonstration, Service and Administration	8 acres 162,924 sq. ft.
Nan Tou, Taiwan	Manufacturing, Engineering, Marketing, Sales, Service, Demonstration and Administration	3 acres 123,204 sq. ft.
Biel, Switzerland	Manufacturing, Engineering, Turnkey Systems	4 acres 41,500 sq. ft.
Exeter, England	Sales, Marketing, Demonstration, Service, Turnkey Systems and Administration	2 acres 27,500 sq. ft.

Location	Type of Facility	Square Footage	Lease Expiration Date
Leased Properties			
Elmira, New York	Warehouse	55,999 sq. ft.	3/31/09
Shanghai, People's Republic of China	Product Assembly, Marketing, Engineering, Turnkey Systems, Sales, Service, Demonstration and Administration	53,529 sq. ft.	2/28/09
Biel, Switzerland	Engineering, Marketing, Sales, Service, and Administration	44,369 sq. ft.	6/30/08
Horseheads, New York	Warehouse	40,000 sq. ft.	12/31/07
Leicester, England	Sales, Marketing, Engineering, Turnkey Systems, Demonstration, Service, and Administration	30,172 sq. ft.	1/31/15
St. Gallen, Switzerland	Manufacturing	14,208 sq. ft.	8/02/11
Raamsdonksveer, Netherlands	Sales, Service, Demonstration and Administration	10,226 sq. ft.	9/15/11
Krefeld, Germany	Sales, Service, Demonstration and Administration	10,172 sq. ft.	7/31/10
Coventry, England	Storage	2,906 sq. ft.	8/29/09
Santa Ana, California	Sales	2,900 sq. ft.	7/31/07
Xian, People's Republic of China	Sales	1,913 sq. ft.	8/31/07
Chongqing, People's Republic of China	Sales	947 sq. ft.	10/23/07
Beijing, People's Republic of China	Sales	1,399 sq. ft.	2/29/08

ITEM 3.—LEGAL PROCEEDINGS

The Company is from time to time involved in routine litigation incidental to its operations. None of the litigation in which the Company is currently involved, individually or in the aggregate, is anticipated to be material to its financial condition, results of operations, or cash flows.

ITEM 4.—SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of 2006, no matters were submitted to a vote of security holders.

PART II

ITEM 5.—MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The following table reflects the highest and lowest values at which the stock traded in each quarter of the last two years. Hardinge Inc. common stock trades on The Nasdaq Stock Market under the symbol "HDNG." The table also includes dividends per share, by quarter.

	2006			2005		
	Values			Values		
	High	Low	Dividends	High	Low	Dividends
Quarter Ended						
March 31	$18.20	$14.24	$0.03	$15.27	$13.00	$0.03
June 30	17.17	14.00	0.03	16.75	12.30	0.03
September 30	16.00	12.68	0.03	17.00	12.65	0.03
December 31	15.72	12.85	0.05	19.00	14.01	0.03

At March 12, 2007, there were 2,930 holders of record of common stock.

Issuer Purchases of Equity Securities

The following tables provides information about issuer repurchases of the Company's common stock by month for the quarter ended December 31, 2006:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share
October 1—October 31, 2006	311	$14.38
November 1—November 30, 2006	128	$15.60
December 1—December 31, 2006	—	N/A
Total	439	$14.74

The above shares were repurchased as part of the Company's Incentive Compensation Plan to satisfy tax withholding obligations in connection with the exercise of stock options by employees.

Performance Graph

The graph below compares the five-year cumulative total return for Hardinge Inc. Common Stock with the comparable returns for the NASDAQ Stock Market (U.S.) Index and a group of eight peer issuers selected for their presence in the machine tool industry. Said peer group includes Circor International Inc., Flow International Corp., Hurco Companies Inc., Kadant Inc., Kaydon Corp., Magnetek Inc., NN Inc., and Sun Hydraulics Corp. Cumulative total return represents the change in stock price and the amount of dividends received during the indicated period, assuming reinvestment of dividends. The graph assumes an investment of $100 on December 31, 2001. The stock performance shown in the graph is included in response to SEC requirements and is not intended to forecast or to be indicative of future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Hardinge, Inc., The NASDAQ Composite Index
And A Peer Group


$200
$150
$100
$50
$0
12/01
12/02
12/03
12/04
12/05
12/06
Hardinge, Inc.
NASDAQ Composite
Peer Group

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

	12/01	12/02	12/03	12/04	12/05	12/06
Hardinge, Inc.	**100.00**	**87.25**	**122.63**	**141.45**	**185.46**	**162.72**
NASDAQ Composite	**100.00**	**71.97**	**107.18**	**117.07**	**120.50**	**137.02**
Peer Group	**100.00**	**81.38**	**109.77**	**129.19**	**136.39**	**174.48**

ITEM 6.—SELECTED FINANCIAL DATA

The following selected financial data is derived from the audited consolidated financial statements of the Company. The data should be read in conjunction with the consolidated financial statements, related notes and other information included herein (dollar amounts in thousands except per share data).

	2006	2005	2004	2003	2002
STATEMENT OF OPERATIONS DATA					
Net sales	$326,621	$289,925	$232,054	$185,302	$169,014
Cost of sales	226,470	199,642	162,376	130,698	117,403
Gross profit	100,151	90,283	69,678	54,604	51,611
Selling, general andadministrative expense	77,054	74,723	57,184	47,731	46,448
Operating income	23,097	15,560	12,494	6,873	5,163
Interest expense	5,294	4,284	2,660	2,917	3,978
Interest (income)	(713)	(569)	(533)	(500)	(496)
Income before income taxes, minority interest in (profit) of consolidated subsidiary, and profit (loss) in investment of equity company	18,516	11,845	10,367	4,456	1,681
Income taxes (benefits)(1)	4,566	2,373	3,542	14,667	(868)
Minority interest in (profit) of consolidated subsidiary	—	(2,466)	(2,433)	(1,257)	(566)
Profit in investment of equity company	—	—	—	184	17
Net income (loss)(1)	$ 13,950	$ 7,006	$ 4,392	$ (11,284)	$ 2,000
PER SHARE DATA:					
Weighted average number of Common shares Outstanding—basic	8,770	8,761	8,745	8,708	8,687
Basic earnings (loss) per share	$ 1.59	$ 0.80	$ 0.50	$ (1.30)	$ 0.23
Weighted average number of Common shares Outstanding—diluted	8,809	8,822	8,773	8,708	8,687
Diluted earnings (loss) per share	$ 1.58	$ 0.79	$ 0.50	$ (1.30)	$ 0.23
Cash dividends declared per share	$ 0.14	$ 0.12	$ 0.03	$ 0.02	$ 0.10
BALANCE SHEET DATA					
Working capital	$156,994	$126,421	$122,181	$103,280	$103,864
Total assets	330,660	300,276	286,311	245,707	256,285
Total debt	77,861	67,114	42,868	23,301	42,002
Shareholders' equity	157,109	138,993	150,000	139,086	145,786

(1) 2003 results include a non-cash charge for income tax expense of $12,905 to provide a valuation allowance for the Company's U.S. deferred tax assets as required by FAS 109.

ITEM 7. - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview. The Company's primary business is designing, manufacturing, and distributing high-precision computer controlled metal-cutting turning, grinding and milling machines and related accessories. The Company is geographically diversified with manufacturing facilities in the U.S., Switzerland, Taiwan, and China and with sales to most industrialized countries. Approximately 64% of its 2006 sales were to customers outside of North America, 57% of its 2006 products were manufactured outside of North America, and 58% of its employees are outside of North America.

The Company's machine products are considered to be capital goods and are part of what has historically been a highly cyclical industry. The Company's management believes that a key performance indicator is its order level as compared to industry measures of market activity levels.

The U.S. market activity metric most closely watched by management has been metal-cutting machine orders as reported by the Association of Manufacturing Technology (AMT), the primary industry group for U.S. machine tool manufacturers. In 2006, industry-wide orders for metal cutting machine tools increased 29% versus 2005. In 2005, orders increased by 9% versus 2004. The AMT's statistics include metal-cutting machines of all types and sizes, including segments where the Company does not compete. The Company does use this metric as an indication of overall market trends. While more detailed information regarding types of machines is not publicly available, the Company is able to obtain more detailed information because of its membership in the organization to determine market trends for the types of machines it distributes.

Similar information regarding machine tool consumption (domestic production plus imports, less exports) in foreign countries is published in various trade journals. In China, the largest market, consumption increased by 20% in 2006 versus 2005, and increased by 15% in 2005 versus 2004. In Germany, the fourth largest market, consumption measured in local currencies decreased by 6% in 2006 versus 2005, and it increased by 6% when comparing 2005 to 2004. In the United Kingdom, machine tool consumption measured in pound sterling increased by 9% in 2006 versus 2005, and decreased by 1% in 2005 versus 2004.

Other closely followed U.S. market indicators are tracked to determine activity levels in U.S. manufacturing plants that might purchase the Company's products. One such measurement is the PMI (formerly called the Purchasing Manager's Index), as reported by the Institute for Supply Management. This measurement has indicated continued expansion in the manufacturing sector. Another measurement is capacity utilization for manufacturing companies, as reported by the Federal Reserve Board. This measurement has been on an upward trend, but has not yet reached the levels that have historically preceded a strong level of capital spending by manufacturers. The Company's management is not aware of comparably reliable measures of foreign demand or customer activity.

Non-machine sales which includes collets, accessories, repair parts, and service revenue have typically accounted for between 26% to 30% of overall sales and are an important part of the Company's business, especially in the U.S. where Hardinge has an installed base of thousands of machines. Sales of these products do not vary on a year-to-year basis as significantly as capital goods, but demand does typically track the direction of the related machine metrics.

Other key performance indicators are geographic distribution of net sales and orders, gross profit as a percent of net sales, income from operations, working capital changes, and debt level trends. In an industry where constant product technology development has led to an average model life of three to five years, effectiveness of technological innovation and development of new products are also key performance indicators.

The Company's management believes currency exchange rate changes are significant to reported results for several reasons. The Company's primary competitors, particularly for the most technologically advanced products are now, largely, manufacturers in Japan, Germany, and Switzerland, which causes the worldwide valuation of the yen, Euro, and Swiss franc to be central to competitive pricing in all of the Company's markets. Also, the Company translates the results of its Swiss, Taiwanese, Chinese, English, German and Canadian subsidiaries into U.S. dollars for consolidation and reporting purposes. Period to period changes in the exchange rate between their local currency and the U.S. dollar may affect comparative data significantly. The Company also purchases computer controls and other components from suppliers throughout the world, with purchase costs reflecting currency changes.

In January 2006, the Company executed its option to purchase the technical information of the Bridgeport knee-mill machine tools, related accessories and spare parts from BPT IP, LLC ("BPT"). BPT had granted the Company the exclusive right to manufacture and sell certain versions of the knee-mill machine tools; accessories and spare parts under an Alliance Agreement dated November 3, 2004. Per the Alliance Agreement, the Company had agreed to pay BPT royalties based on a percentage of net sales attributable to the products, accessories and spare parts.

The purchase price for the technical information was $5.0 million and it will be amortized over a ten-year period. The technical information purchased includes, but is not limited to, blueprints, designs, schematics, drawings, specifications, computer source and object code, customer lists and proprietary rights and assets of a similar nature. Subsequent to the purchase, no further royalties will be earned by BPT. Royalty expense under this agreement was less than $0.1 million in 2006 and $1.3 million and $1.2 million during the years ended December 31, 2005, and 2004, respectively.

Results of Operations
2006 Compared to 2005

The following table summarizes certain financial data for 2006 and 2005:

	2006	2005	Change	% Change
		(dollars in thousands)		
Net sales	$326,621	$289,925	$36,696	12.7%
Gross profit	100,151	90,283	9,868	10.9%
Income from operations	23,097	15,560	7,537	48.4%
Income before income taxes	18,516	11,845	6,671	56.3%
Net income	13,950	7,006	6,944	99.1%
Gross profit as% of net sales	30.7%	31.1%	(0.4)pts	
Income from operations as% ofnet sales	7.1%	5.4%	1.7pts	
Net income as% of net sales	4.3%	2.4%	1.9pts	

Net Sales. Net sales were $326.6 million in 2006, compared to $289.9 million in 2005. The increase in net sales of $36.7 million, or 12.7%, included increases in all three sales regions, as shown below:

Sales to Customers in:	2006	2005	Change	% Change
		(dollars in thousands)		
North America	$118,157	$105,851	$12,306	11.6%
Europe	127,507	116,723	10,784	9.2%
Asia & Other	80,957	67,351	13,606	20.2%
Total	$326,621	$289,925	$36,696	12.7%

North American sales increase of 11.6% was driven by market demand, primarily in turning and milling products. European sales were flat in the first half of the year, but demonstrated 17.8% growth in the second half of the 2006 versus the same period in the prior year, averaging 9.2% growth on the full year. Sales in Asia and Other grew at 20.2% as the company continues to penetrate this market.

Sales growth by product line is as follows: Turning grew 36% with strong market demand for North American produced lathes; Grinding grew 4% on the year with 16% growth in the second half of 2006; Workholding at 3%; and Milling increased by 1%, with significant growth in North America offset by declines in the rest of the world. Total milling had been constrained by manufacturing capacity with a Taiwanese contract manufacturer. As of January 2007, this supplier has expanded milling manufacturing capacity with a new production line.

Under U.S. accounting standards, income statement items of foreign subsidiaries are translated into U.S. dollars at the average exchange rate during the periods presented. The net of these foreign currency transactions relative to the U.S. dollars had a favorable impact on sales of $1.4 million. Excluding the impact of foreign currency translation, sales for 2006 increased $35.3 million or 12.2%.

The geographic mix of sales as a percentage of total net sales is shown in the table below:

Sales to Customers in:	2006	2005	Percentage Point Change
North America	36.2%	36.5%	(0.3)
Europe	39.0%	40.3%	(1.3)
Asia & Other	24.8%	23.2%	1.6
Total	100.0%	100.0%	

Machine sales represented 73.3% of 2006 net sales, as compared to 71.3% of 2005 net sales. Sales of non-machine products and services, primarily repair parts and accessories, made up the balance.

Orders and Backlog: The Company's new orders rose 19.8% to $347.8 million in 2006 compared to $290.4 million in 2005, as shown in the table below:

Orders from Customers in:	2006	2005	Change	% Change
		(dollars in thousands)		
North America	$124,652	$110,198	$14,454	13.1%
Europe	146,924	123,212	23,712	19.2%
Asia & Other	76,265	56,985	19,280	33.8%
Total	$347,841	$290,395	$57,446	19.8%

The $57.4 million, or 19.8% increase in new orders was driven by strength in all markets, and growth in all product lines, demonstrating underlying strength in the industry.

The Company's December 31, 2006 backlog of $99.6 million was 27.4% above the adjusted December 31, 2005 backlog of $78.2 million. This was driven by strong order performance in the second half of the year.

Gross Profit. Gross profit was $100.2 million, or 30.7% of net sales in 2006, compared to $90.3 million, or 31.1% of net sales in 2005. The reduction in gross margin for 2006 resulted from differences in product mix, market mix, and distribution channels.

Selling, General, and Administrative Expense. Selling, general and administrative ("SG&A") expense for the year 2006 was $77.1 million, or 23.6% of net sales, compared to $74.7 million, or 25.8% of net sales, in 2005. The $2.4 million increase was primarily due to commission expenses of $1.4 million on higher volume, and $2.4 million, or a 3.2% increase related to continued expansion of the company's sales and support functions to manage growth in worldwide operations. This was partially offset by a reduction in bad debt expense of $1.4 million for customer notes receivable provisions that did not reoccur to the same levels in 2006.

Income from Operations. Income from operations increased by 48.4% to $23.1 million, or 7.1% of net sales in 2006 from $15.6 million, or 5.4% of net sales in 2005 primarily due to the increased sales level.

Interest Expense & Interest Income. Interest expense includes interest payments under the Company's credit facility, unrealized and realized gains or losses on our interest rate swap agreement and amortization of deferred financing costs associated with our credit facility.

Interest expense for the year 2006 was $5.3 million, an increase from $4.3 million in 2005. The increase was primarily due to higher average borrowings incurred to finance the purchase of the 49% minority interest in Hardinge Taiwan Limited, in December 2005, and the purchase of the technical information of the Bridgeport knee-mill machine tool business, in January 2006, as reported by the Company in prior filings with the Securities and Exchange Commission.

Interest income, primarily derived from previous years' internally financed customer sales, was $0.7 million in 2006 and $0.6 million in 2005.

Income Tax/Benefit. Income tax expense in 2006 was $4.6 million compared to $2.4 Million in 2005. The effective tax rate was 24.7% in 2006 and 20.0% in 2005. The increase in the effective rate is primarily due to the non-reoccurrence of the $0.4 million reduction in the tax valuation allowance in 2005 primarily in the U.K. as well as a change in the mix of profits by country. The 2006 effective tax rate was favorably affected by 3.7 percentage points due to a reduction in the tax rate at one of the Company's Swiss entities. This reduction resulted in revaluing previous deferred taxes. The income tax expense fundamentally represents tax expense on profits in the Company's foreign subsidiaries.

There is no tax benefit recorded on losses in the U.S. and Canada in accordance with the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109). As specified in SFAS 109, the Company regularly reviews recent results and projected future results of its operations, as well as other relevant factors, to reconfirm the likelihood that existing deferred tax assets in each tax jurisdiction would be fully recoverable. In the case of the U. S. operations, this recoverability had been based largely on the likelihood of future taxable income.

Minority Interest In (Profit) of Consolidated Subsidiary. Until December 27, 2005, the Company owned a 51% interest in Hardinge Taiwan Precision Machinery Limited, an entity that is recorded as a consolidated subsidiary. There is no minority interest reduction to consolidated net income for 2006, compared to a reduction of $2.5 million in 2005. This represented the minority stockholders' 49% share in the joint venture's net income.

Net Income (Loss). Net income for 2006 was $14.0 million or 4.3% of net sales, compared to $7.0 million, or 2.4% of net sales in 2005. Basic and diluted earnings per share for 2006 were $1.59 and $1.58, respectively, compared to basic and diluted earnings per share of $0.80 and $0.79 in 2005. The increase was the result of the factors described above.

Results of Operations
2005 Compared to 2004

The following table summarizes certain financial data for 2005 and 2004:

	2005	2004	Change	% Change
		(dollars in thousands)		
Net sales	$289,925	$232,054	$57,871	24.9%
Gross profit	90,283	69,678	20,605	29.6%
Income from operations	15,560	12,494	3,066	24.5%
Income before income taxes	11,845	10,367	1,478	14.3%
Net income	7,006	4,392	2,614	59.5%
Gross profit as% of net sales	31.1%	30.0%	1.1%pts	
Income from operations as% ofnet sales	5.4%	5.4%	0.0%pts	
Net income as% of net sales	2.4%	1.9%	0.5%pts	

Net Sales. Net sales were $289.9 million in 2005, an increase of $57.9 million or 24.9% compared to $232.1 million in 2004. Sales increased due to the addition of Bridgeport products, which were acquired in November 2004, and due to increased shipments of the Company's other product lines. Sales of Bridgeport products were approximately $48.3 million in 2005 and $3.1 million in the part of 2004 after the acquisition.

The table below summarizes our 2005 net sales by geographical region, with comparisons to 2004. Net sales in all three geographical regions increased in 2005 as compared to 2004.

Sales to Customers in:	2005	2004	Change	% Change
		(dollars in thousands)		
North America	$105,851	$ 93,272	$12,579	13.5%
Europe	116,723	93,017	23,706	25.5%
Asia & Other	67,351	45,765	21,586	47.2%
Total	$289,925	$232,054	$57,871	24.9%

Sales to customers in North America, Europe and Asia and Other increased due to sales of the Bridgeport products in addition to increased sales of the Company's other product lines.

Under U.S. accounting standards, income statement items of foreign subsidiaries are translated into U.S. dollars at the average exchange rate during the periods presented. The net of these foreign currency translations relative to the U.S. dollar had a favorable impact on sales of $0.5 million. Excluding the impact of foreign currency translation, sales for 2005 increased $57.4 million or 24.7%.

The geographic mix of sales as a percentage of total net sales is shown below:

Sales to Customers in:	2005	2004	Percentage Point Change
North America	36.5%	40.2%	(3.7%)
Europe	40.3%	40.1%	0.2%
Asia & Other	23.2%	19.7%	3.5%
Total	100.0%	100.0%	

Sales of machines accounted for approximately 71.3% of net sales for 2005, as compared to 70.2% of net sales in 2004. Sales of non-machine products and services, consist of workholding, repair parts, services and accessories.

Orders and Backlog: The Company's orders by geographical region are below:

Orders from Customers in:	2005	2004	Change	% Change
		(dollars in thousands)		
North America	$110,198	$100,636	$ 9,562	9.5%
Europe	123,212	91,895	31,317	34.1%
Asia & Other	56,985	63,147	(6,162)	(9.8%)
Total	$290,395	$255,678	$34,717	13.6%

Orders for 2005 were $290.4 million, an increase of $34.7 million or 13.6% compared to $255.7 million in 2004. The increase is primarily due to orders for our new Bridgeport products, which were acquired in November 2004. Orders for the new Bridgeport products were $55.0 million in 2005 and $21.7 million in 2004.

The increase in orders in North America and Europe are due to the Bridgeport products. Orders in the Asia and Other region decreased due to the acquisition of Bridgeport in November 2004. That acquisition resulted in the conversion of $13.6 million in orders from Bridgeport to Hardinge for the Asia and Other region, resulting in a one-time increase in new orders for 2004. Our consolidated adjusted backlog at December 31, 2005 was $78.2 million.

Gross Profit. Gross profit for 2005 was $90.3 million, an increase of $20.6 million or 29.6% compared to $69.7 million in 2004. The increased gross profit is primarily due to the increased net sales. In addition, gross profit percentage for 2005 was 31.1% of net sales compared to 30.0% of net sales in 2004. The increased gross profit percentage reflects changes in product mix and better utilization of manufacturing operations.

Selling, General, and Administrative Expense. Selling, general and administrative ("SG&A") expense was $74.7 million, or 25.8% of net sales for 2005, an increase of $17.5 million or 30.6% compared to $57.2 million, or 24.6% of net sales, in 2004. The increase in SG&A for the full year includes the following: $8.8 million was due to the addition of two new sales, service and technical centers located in the U.K. and Holland to support the Bridgeport acquisition, $0.8 million resulted from increased commission expense due to higher sales, $1.9 million was driven by increased promotional and support costs in China. Additionally, bad debt expense increased by $1.4 million. The increase is due to additional reserves for the Company's customer notes receivables. Each quarter, the Company reviews the sufficiency of its allowance for bad debts, based upon its recent experience, prior years experience and the makeup and aging of its current accounts and notes receivables, and adjusts the allowance for bad debts accordingly. The Company discontinued issuing notes in 2002. The remainder of the expense increase resulted primarily from expansion of the Company's sales and support functions to manage the growth in worldwide operations.

Income from Operations. Income from operations was $15.6 million, or 5.4% of net sales for 2005, compared to $12.5 million, or 5.4% of net sales in 2004. The increase in income from operations is primarily due to the increase in net sales.

Interest Expense & Interest Income. Interest expense includes interest payments under the Company's credit facilities, realized gains or losses on the interest rate swap agreement and amortization of deferred financing costs associated with the Company's credit facilities. Interest expense was $4.3 million for 2005 compared to $2.7 million in 2004. The increase was due to higher average borrowings, which is primarily attributable to the acquisition of the Bridgeport business, and an increase in working capital to support the increase in net sales. Interest income was $0.6 million in 2005 and $0.5 million in 2004.

Income Tax Expense/Benefit. Income tax expense was $2.4 million in 2005, compared to $3.5 million in 2004. The effective tax rate was 20.0% in 2005 and 34.2% in 2004. The decrease in the effective rate is due to non-cash reductions in certain income tax valuation allowances, primarily in the U.K., and accruals in the amount of $1.1 million and to changes in the mix of profits in various countries, offset by not recording a tax benefit for losses in the U.S which resulted in an increase in our valuation allowance of $0.3 million. Our income tax expense primarily represents tax expense on profits in the Company's foreign subsidiaries. There is no tax benefit recorded on losses in the U.S. in accordance with the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109). As specified in SFAS 109, the Company regularly reviews recent results and projected future results of its operations, as well as other relevant factors, to reconfirm the likelihood that existing deferred tax assets in each tax jurisdiction would be fully recoverable. In the case of the U. S. operations, this recoverability had been based largely on the likelihood of future taxable income.

Minority Interest In (Profit) of Consolidated Subsidiary. Until December 27, 2005, the Company had a 51% interest in Hardinge Taiwan Precision Machinery Limited, an entity that is recorded as a consolidated subsidiary. In 2005, $2.5 million of reductions in consolidated net income were recorded, compared to $2.4 million in 2004. This represents the minority stockholders' 49% share in the joint venture's net income. This elimination of the minority interest in this consolidated subsidiary was consistent in both years due to the comparable profits at that subsidiary's operations.

Net Income. Net income for 2005 was $7.0 million or 2.4% of net sales, compared to $4.4 million, or 1.9% of net sales in 2004. Basic earnings per share were $0.80 and diluted earnings per share were $0.79 for 2005, compared to $0.50 per basic and diluted earnings per share for 2004.

Liquidity and Capital Resources

The Company's principal capital requirements are to fund its operations, including working capital, the purchase and funding of improvements to its facilities, machines and equipment and to fund acquisitions.

At December 31, 2006, cash and cash equivalents were $6.8 million, compared to $6.6 million at December 31, 2005. The current ratio at December 31, 2006 was 3.22:1 compared to 2.65:1 at December 31, 2005.

Cash Flows from Operating Activities:

As shown in the Consolidated Statements of Cash Flows, cash from operating activities was $6.7 million in 2006 compared to a use of funds of $5.8 million in 2005. This represents an increase in cash flows of $12.6 million.

The table below shows the changes in cash flows from operating activities by component:

	Cash Flow from Operating Activities		
Cash provided by/(used in):	2006	2005	Change in Cash Flow
	(dollars in thousands)		
Net income	$ 13,950	$ 7,006	$ 6,944
Provision for deferred taxes	(43)	(1,734)	1,691
Depreciation and amortization	9,545	8,309	1,236
Accounts receivable	(3,698)	(5,846)	2,148
Inventories	(10,471)	(22,586)	12,115
Notes receivable	869	5,590	(4,721)
Other assets	(2,516)	(1,395)	(1,121)
Accrued expenses	(3,362)	2,176	(5,538)
Accounts payable	4,254	1,613	2,641
Minority interest	—	2,466	(2,466)
Other	(1,804)	(1,433)	(371)
Cash provided by (used in) operating activities	$ 6,724	$ (5,834)	$12,558

In 2006, cash was provided by net income, depreciation and amortization, notes receivable and accounts payable. Cash was used in provision for deferred taxes, accounts receivable, inventories, accrued expenses, other assets and other operating activities. Increased net income is due primarily to higher net sales. The increased receivables, inventory levels and accrued expenses are due to increased production and sales levels.

Cash Used In Investing Activities:

The table below shows the changes in cash flows from investing activities by component:

	2006	2005	Change in Cash Flow
Capital expenditures	$ (3,591)	$ (4,814)	$ 1,223
Purchase of minority interest in Hardinge Taiwan	(110)	(9,022)	8,912
Purchase of U-Sung, net of cash acquired	(5,071)	(1,419)	(3,652)
Purchase of Bridgeport kneemill technical information	(5,000)	—	(5,000)
Purchase of Other Assets	(2,043)	—	(2,043)
Net cash (used in) investing activities	$(15,815)	$(15,255)	$ (560)

Net cash used in investing activities was $15.8 million for 2006, compared to $15.3 million in 2005. Capital expenditures for 2006 were $3.6 million. Capital expenditures in 2006 included modest retooling, reconfiguration and replacement of manufacturing equipment.

Capital expenditures for 2005 were $4.8 million. Capital expenditures for 2005 included leasehold improvement costs to outfit the new demonstration and technical center, which houses the activities of Bridgeport operations in the U.K and for routine replacements of other equipment.

Cash used in investing activities during 2006 was primarily related to the $5.1 million payment for the purchase of U-Sung Co., Ltd., which owned the land and building previously leased by Hardinge Taiwan; the purchase of the technical information of the Bridgeport knee-mill machine tool business in the first quarter of 2006 for $5.0 million; the purchase of other assets for $2.0 million, and a payment of $0.1 million on the purchase of the 49% interest in Hardinge Taiwan which was acquired in the fourth quarter of 2005.

Cash used in investing activities during 2005 included the purchase of 49% shares of Hardinge Taiwan for $9.0 million. Pursuant to a Joint Venture Agreement, the Company owned 51% of Hardinge Taiwan and other minority shareholders owned 49% of Hardinge Taiwan. On December 27, 2005, the Company purchased the remaining 49% of Hardinge Taiwan, making it a wholly owned subsidiary of the Company.

Cash used in investing activities during 2005 also included a partial payment for the purchase of U-Sung, Ltd. for $1.4 million, net of cash acquired. U-Sung owned the land and building in Nan Tou City, Taiwan, Republic of China that was occupied and previously leased by Hardinge Taiwan.

Cash Provided by Financing Activities:

Net cash provided by financing activities for 2006 and 2005 are summarized in the table below:

	Cash Flow from Financing Activities		
	2006	2005	Change in Cash Flow
	(dollars in thousands)		
Cash provided by/(used in)			
Borrowings on long-term debt	$ 9,651	$ 23,364	$(13,713)
Borrowings on short term notes payable	105,625	63,002	42,623
Repayments on short term notes payable	(105,198)	(61,716)	(43,482)
Net (purchases) sales of treasury stock	(40)	232	(272)
Payments of dividends	(1,237)	(1,064)	(173)
Cash provided by financing activities	$ 8,801	$ 23,818	$(15,017)

Cash provided by financing activities was $8.8 million for 2006, compared to $23.8 million for 2005. Debt, including notes payable, provided cash of $10.1 million in 2006 compared to $24.7 million in 2005. The additional debt level is due to the increase in working capital to support increased sales and the purchases of U-Sung Co., Ltd., and the technical information of the Bridgeport knee-mill machine tool business. Payment of dividends used $1.2 million in 2006 compared to $1.1 million in 2005. In December 2006, the Company increased its dividend payout to $0.05 per share for the quarter compared to $0.03 per share paid in the first three quarters of 2006 and all four quarters of 2005.

In January 2005, the Company negotiated a revised loan agreement with a group of U.S. banks and amended the Company's existing agreements. The amended agreement provided for a revolving loan facility allowing for borrowing of up to $40.0 million through January 2010 and a term loan of $30.0 million with quarterly principal payments of $1.2 million through December 2006 and quarterly principal payments of $1.3 million from March 2007 through March 2011. These loans were secured by substantially all of the Company's U.S. assets, other than real estate, and a pledge of 65% of the Company's investment in its major subsidiaries. Interest charged on this debt was based on LIBOR plus a spread that varied depending on the Company's debt to EBITDA ratio. A variable commitment fee of 0.175% to 0.375%, based on the Company's debt to EBITDA ratio, was payable on the unused portion of the revolving loan facility.

In December 2005, the Company executed an amendment to the loan agreement described above which provided the Company with an additional $20.0 million on the revolving loan facility. This amendment was a temporary facility and in June 2006 the expiration was extended to December 29, 2006. This amendment was arranged through the same bank group as the original facility discussed above. It also has the same security and similar financial covenants as provided under the loan agreements described above. At December 31, 2005, the outstanding balance on the amended revolving loan facility was $30.9 million. At December 31, 2005, the outstanding balance on the term loan was $25.2 million.

In November 2006, the Company executed its Second Amended and Restated Revolving Credit and Term Loan Agreement. The amendment increased the revolving loan facility from $40.0 million to $70.0 million with a portion of the increase used to pay off the temporary facility described above. The amendment also increased the permitted debt to EBITDA ratio for certain portions of the term of the facility, lowered the variable commitment fee and borrowing rates at certain debt to EBITDA ratios, and provided for permitted annual acquisitions up to a certain amount. Additionally, mandatory prepayment of the term loans upon equity issuance and the fixed charge coverage ratio were both eased. Other terms and conditions remain essentially the same as the prior agreement. At December 31, 2006, the outstanding balance on the amended revolving loan facility was $43.2 million. At December 31, 2006, the outstanding balance on the term loan was $20.4 million.

The Company has an $8.0 million unsecured short-term line of credit from a bank with interest based on the prime rate. At December 31, 2006, the outstanding balance on this line was $0.6 million. There was no outstanding balance on this line at December 31, 2005. The agreement is negotiated annually and requires no commitment fee.

The Company maintains a $1.6 million standby letter of credit, which expires March 31, 2007, for potential liabilities pertaining to self-insured workers compensation exposure. This standby letter of credit is renewed annually.

The Company's Kellenberger AG ("Kellenberger") subsidiary maintains a loan agreement with a Swiss bank providing for borrowing of up to 7.5 million Swiss francs, which is equivalent to approximately $6.2 million at December 31, 2006. This agreement is secured by the real property owned by Kellenberger. At December 31, 2006, borrowings under this facility were $2.9 million. At December 31, 2005, borrowings under this facility were $5.7 million.

During 2005, Kellenberger entered into an amended unsecured overdraft facility with a commercial bank that permitted borrowings of up to 7.5 million Swiss Francs, which is equivalent to approximately $6.2 million at December 31, 2006. This replaced the previous overdraft facility that permitted borrowing of up to 6.5 million Swiss Francs. These lines provide for interest at competitive short-term interest rates and carry no commitment fees on unused funds. At December 31, 2006 the outstanding balance under this facility was $0.3 million. At December 31, 2005, there were no borrowings outstanding under this facility.

The Company's HTT subsidiary maintains a loan agreement with a Swiss bank providing for borrowings of up to 4.0 million Swiss Francs, which is equivalent to approximately $3.3 million at December 31, 2006. This agreement is secured by real property owned by HTT. There were no borrowings under this agreement at December 31, 2006. Borrowings under this agreement were $1.5 million at December 31, 2005.

HTT also maintains an unsecured overdraft facility with a commercial bank that permits borrowings of up to 8.8 million Swiss Francs, which is equivalent to approximately $7.2 million at December 31, 2006. These lines provide for interest at competitive short-term interest rates and carry no commitment fees on unused funds. Borrowings under these lines were $3.7 million and $2.3 million at December 31, 2006 and December 31, 2005 respectively.

The Company's Hardinge Machine Tools, Ltd. subsidiary maintains an overdraft facility that allows for borrowing up to 0.4 million pounds sterling, which is equivalent to approximately $0.7 million at December 31, 2006. There were no borrowings under this facility at December 31, 2006 or 2005. Hardinge Machine Tool, Ltd. also has a mortgage agreement with total remaining loan balances of $1.6 million and $1.5 million, at December 31, 2006 and 2005, respectively.

In June 2006, the Company's Taiwan subsidiary negotiated a mortgage loan with a bank secured by the real property owned by the Taiwan subsidiary which provides borrowings up to 180.0 million New Taiwanese dollars which is equivalent to approximately $5.5 million. At December 31, 2006 borrowings under this agreement were $5.2 million. Principal on the mortgage loan is repaid quarterly in the amount of 4.5 million New Taiwanese dollars, which is equivalent to approximately $0.1 million.

Certain of these debt agreements require, among other things, that the Company maintain specified levels of tangible net worth, working capital, and specified ratios of debt to EBITDA, and EBITDA minus capital expenditures to fixed charges.

These facilities, along with other short-term credit agreements, provide for access of up to $128.8 million. Based on our most restrictive covenants, the Company had actual additional borrowing availability of $37.0 million at December 31, 2006. Total consolidated outstanding borrowings at December 31, 2006 were $77.9 million.

The Company was in compliance with all covenants at December 31, 2006 and 2005.

During September 2006, the Securities and Exchange Commission declared the Company's shelf registration statement on Form S-3 effective, registering $50 million of the Company's common stock. The filing of this shelf registration statement could facilitate the Company's ability to raise capital, should the Company decide to do so, in the future. The amount, price and other terms of the common stock will be determined at the time of any particular transaction.

The Company conducts some of its manufacturing, sales and service operations from leased space, with lease terms up to 20 years, and uses certain data processing equipment under lease agreements expiring at various dates. Rent expense under these leases totaled $2.2 million, $3.0 million, and $2.0 million, during the years ended December 31, 2006, 2005, and 2004, respectively.

The following table shows our future commitments in effect as of December 31, 2006 (in thousands):

	2007	2008	2009	2010	2011	There-after
Debt payments	$10,283	$8,628	$5,758	$48,933	$658	$3,601
Operating lease obligations	1,750	889	629	505	372	824
Purchase commitments	13,093	—	—	—	—	—
Standby letters of credit and bank guarantees	5,862	—	—	—	—	—

The Company believes that the currently available funds and credit facilities, along with internally generated funds, will provide sufficient financial resources for ongoing operations throughout 2007.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements.

Market Risk

The following information has been provided in accordance with the Securities and Exchange Commission's requirements for disclosure of exposures to market risk arising from certain market risk sensitive instruments.

The Company's earnings are affected by changes in short-term interest rates as a result of its floating interest rate debt. However, due to its purchase of interest rate swap agreements, the effects of interest rate changes are limited. If market interest rates on debt subject to floating interest rates were to have increased by 2% over the actual rates paid in that year, interest expense would have increased by $1.6 million in 2006 and $1.0 million in 2005, after considering the effect of the interest rate swap agreements. These amounts are determined by considering the impact of hypothetical interest rates on the Company's borrowing cost and interest rate swap agreements.

The Company's operations consist of manufacturing and sales activities in foreign jurisdictions. The Company currently manufactures its products in the United States, Switzerland, Taiwan and China using production components purchased internationally, and sells the products in those markets as well as other worldwide markets. The U.S. parent company purchases grinding machines manufactured in Switzerland by its two Swiss subsidiaries. Likewise, it purchases machining centers and other machines manufactured in Taiwan by its Taiwanese subsidiary and other Taiwanese manufacturers. The Company's subsidiaries in the U.K., Germany, Switzerland and Canada sell products in local currency to customers in those countries. The Company's Taiwanese subsidiary sells products to foreign purchasers in U.S. dollars. As a result of these sales in various currencies and in various countries of the world, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company distributes its products. The Company's operating results are exposed to changes in exchange rates between the U.S. dollar, Canadian dollar, U.K. pound, Swiss franc, Euro, New Taiwan Dollar, and Japanese yen. To mitigate the short-term effect of changes in currency exchange rates on the Company's functional currency based purchases and sales, the Company occasionally hedges by entering into foreign exchange forward contracts for amounts less than its projected three to six months of such purchase and sales transactions.

Discussion of Critical Accounting Policies

The preparation of the Company's financial statements requires the application of a number of accounting policies which are described in the notes to the financial statements. These policies require the use of assumptions or estimates, which, if interpreted differently under different conditions or circumstances, could result in material changes to the reported results. Following is a discussion of those accounting policies, which were reviewed with the Company's audit committee, and which the Company feels are most susceptible to such interpretation.

Accounts and Notes Receivable. The Company assesses the collectibility of its trade accounts and notes receivable using a combination of methods. It reviews large individual accounts for evidence of circumstances that suggest a collection problem might exist. Such situations include, but are not limited to, the customer's past history of payments, its current financial condition as evidenced by credit ratings, financial statements or other sources, and recent collection activities. The Company offers long term customer financing in the form of notes receivable at some of its foreign operations. The Company's notes receivable in North America are limited to machine sales to end-user customers for years prior to 2003, and a security interest is normally maintained in the equipment sold under terms of the notes. In cases where repossession may be likely, the Company estimates the probable resale potential of the assets to be repossessed net of repossession, refurbishment and resale costs, and provides a reserve for the remaining receivable balance after realization of such proceeds. The Company provides a reserve for losses based on current payment trends in the economies where it holds concentrations of receivables and provides a reserve for what it believes to be the most likely risk of uncollectibility. In order to make these allowances, the Company relies on assumptions regarding economic conditions, equipment resale values, and the likelihood that previous performance will be indicative of future results.

Inventories. The Company uses a number of assumptions and estimates in determining the value of its inventory. An allowance is provided for the value of inventory quantities of specific items that are deemed to be excessive based on an annual review of past usage and anticipated future usage. While the Company feels this is the most appropriate methodology for determining excess quantities, the possibility exists that customers will change their buying habits in the future should their own requirements change. Changes in metal-cutting technology can render certain products obsolete or reduce their market value. The Company continually evaluates changes in technology and adjusts its products and inventories accordingly, either by write-off or by price reductions. However, the possibility exists that a future technological development, currently unanticipated, might affect the marketability of specific products produced by the Company.

The Company includes in the cost of its inventories a component to cover the estimated cost of manufacturing overhead activities associated with production of its products.

The Company believes that being able to offer immediate delivery on many of its products is critical to its competitive success. Likewise, it believes that maintaining an inventory of service parts, with a particular emphasis on purchased parts, is especially important to support its policy of maintaining serviceability of its products. Consequently, it maintains significant inventories of repair parts on many of its machine models, including some, which are no longer in production. The Company's ability to accurately determine which parts are needed to maintain this serviceability is critical to its success in managing this element of its business.

Intangible Assets. The Company has acquired other machine tool companies or assets of companies. When doing so, it has used outside specialists to assist it in determining the value of assets acquired, and has used traditional models for establishing purchase price based on EBITDA multiples and present value of future cash flows. Consequently, the value of goodwill and other purchased intangible assets on the Company's balance sheet has been affected by the use of numerous estimates of the value of assets purchased and of future business opportunity.

Net Deferred Tax Assets. As specified in Statement of Financial Accounting Standards No. 109 (SFAS 109), the Company annually reviews the recent results and projected future results of its operations, as well as other relevant factors, to reconfirm the likelihood that existing deferred tax assets in each tax jurisdiction would be fully recoverable. In the Company's case, this recoverability had been based largely on the likelihood of future taxable income.

During the third quarter of 2003, it was determined that it was unlikely that the Company's U.S. operations would return to profitability by the end of the year, as had been previously expected. SFAS 109 stipulates that when a Company is relying largely on future taxable income, considerably greater positive evidence is necessary to conclude that deferred tax assets do not warrant a valuation allowance. The Company did not feel that this high standard for positive evidence could be fully met and the valuation allowance was established. During 2005, the Company reduced the valuation allowance related to the deferred tax assets in the U.K. In 2006, the Company continues to record a valuation allowance in the U.S. and Canada.

Retirement Plans. The Company sponsors various defined benefit pension plans and one postretirement benefit plan, all as described in Note 10 of the Consolidated Financial Statements. The calculation of the Company's plan expenses and liabilities require the use of a number of critical accounting estimates. Changes in the assumptions can result in different plan expense and liability amounts, and actual experience can differ from the assumptions. The Company believes that the most critical assumptions are the discount rate and the expected rate of return on plan assets.

The Company annually reviews the discount rate to be used for retirement plan liabilities, considering rates of return on high quality, long term corporate bonds that receive highest ratings by recognized rating agencies. The Company discounted its future plan liabilities for its U.S. plan using a rate of 6.02% at its new plan measurement date of December 31, 2006 and 5.85% at its previous plan measurement date of September 30, 2005. The Company discounted its future plan liabilities for its foreign plans using rates appropriate for each country, which resulted in a blended rate of 3.25% and 3.41% at their measurement dates of December 31, 2006 and 2005, respectively. A change in the discount rate can have a significant effect on retirement plan expense. For example, a decrease in the discount rate of a quarter of a percentage point would increase U.S. pension expense by approximately $0.3 million and would change foreign pension expenses and postretirement expenses by lesser amounts.

The expected rate of return on plan assets varies based on the investment mix of each particular plan and reflects the long-term average rate of return expected on funds invested or to be invested in each pension plan to provide for the benefits included in the pension liability. The Company reviews its expected rate of return annually based upon information available to the Company at that time, including the historical returns of major asset classes, the expected investment mix of the plans' assets, and estimates of future long-term investment returns. The Company used an expected rate of return of 8.50% at its new plan measurement date of December 31 2006 and at its previous measurement date of September 30, 2005 for its U.S. plan. The Company used rates of return appropriate for each country for its foreign plans which resulted in a blended expected rate of return of 4.94% and 5.28% at their measurement dates of December 31, 2006 and 2005, respectively. A change in the expected return on plan assets can also have a significant effect on retirement plan expense. For example, a decrease of a quarter of a percentage point would increase U.S. pension expense by approximately $0.2 million and would change foreign pension plan expenses by lesser amounts.

New Accounting Standards

On January 1, 2006 the Company adopted Statement of Financial Accounting Standards No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4" (SFAS 151). This statement amends

ARB No. 43, Chapter 4, Inventory Pricing, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS 151 did not have a material impact on the consolidated financial statements of the Company.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R), which required the Company to measure all employee stock-based compensation awards using a fair value method and record the related expense in the financial statements. The Company elected to use the modified prospective transition method, which requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. All periods presented prior to January 1, 2006 were accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Accordingly, no compensation cost was recognized for fixed stock options prior to January 1, 2006 because the exercise price of the stock options equaled the market value of the Company's common stock at the date of grant, which is the measurement date. The Company did not issue any new stock options during the year ended December 31, 2006. In addition, all previously awarded stock option grants were fully vested at the date of the adoption of FAS 123R, therefore, the Company did not recognize any share-based compensation expense in 2006 based on stock options. See Note 1 to the Consolidated Financial Statements for more information regarding the implementation of SFAS 123R.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 "Accounting for Income Taxes." FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the impact of FIN 48, and although the evaluation is not complete, the Company does not expect FIN 48 to have a material impact on its consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in applying generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company's consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires an employer to recognize the funded status of each defined benefit post employment plan on the balance sheet. The funded status of all overfunded plans are aggregated and recognized as a non-current asset on the balance sheet. The funded status of all underfunded plans are aggregated and recognized as a current liability, a non-current liability, or a combination of both on the balance sheet. A current liability is the amount by which the benefit obligation payable in the next 12 months exceeds the fair value of plan assets, and is determined on a plan-by-plan basis. SFAS 158 also requires the measurement date of a plan's assets and its obligations to be the employer's fiscal year-end date. All of the plans consolidated within this disclosure already complied with the December 31, 2006 measurement date except for the U.S. Pension Plan. The Company early adopted this requirement and changed the measurement date for the Company's domestic Pension Plan from September 30, 2006 to December 31, 2006. The 2006 net periodic benefit cost was determined using the alternative transition method outlined in paragraph 19 of SFAS 158. Under this approach, the 2006 periodic benefit cost was set equal to twelve-fifteenths of the net periodic benefit cost determined for the period October 1, 2005 through December 31, 2006. The remaining three-fifteenths of the net periodic benefit cost for the period October 1, 2005 through December 31, 2006 was charged as a $0.5 million reduction to retained earnings. This measurement date change resulted in a liability reduction of $2.2 million. Additionally, SFAS 158 requires an employer to recognize changes in the funded status of a defined benefit post employment plan in the year in which the change occurs. SFAS 158 is effective for the Company as of December 31, 2006. The incremental effect of applying FAS 158 to the Company's Consolidated Balance Sheet as of December 31, 2006 was to increase retirement-related liabilities by $13.1 million, non-current deferred tax assets by $1.2 million, and to decrease accumulated other comprehensive income (loss) by $11.9 million. See Note 10 to the Consolidated Financial Statements for more information regarding the implementation of SFAS 158.

This report contains statements of a forward-looking nature relating to the financial performance of Hardinge Inc. Such statements are based upon information known to management at this time. The Company cautions that such statements necessarily involve uncertainties and risk and deal with matters beyond the Company's ability to control, and in many cases the Company cannot predict what factors would cause actual results to differ materially from those indicated. Among the many factors that could cause actual results to differ from those set forth in the forward-looking statements are fluctuations in the machine tool business cycles, changes in general economic conditions in the U.S. or internationally, the mix of products sold and the profit margins thereon, the relative success of the Company's entry into new product and geographic markets, the Company's ability to manage its operating costs, actions taken by customers such as order cancellations or reduced bookings by customers or distributors, competitors' actions such as price discounting or new product introductions, governmental regulations and environmental matters, changes in the availability and cost of materials and supplies, the implementation of new technologies and currency fluctuations. Any forward-looking statement should be considered in light of these factors. The Company undertakes no obligation to revise its forward-looking statements if unanticipated events alter their accuracy.

ITEM 7A.—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The information required by this item is incorporated herein by reference to the section entitled "Market Risk" in Item 7, Management's Discussion and Analysis of Results of Operations and Financial Condition, of this Form 10K.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

HARDINGE INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS
December 31, 2006

Audited Consolidated Financial Statements	33
Report of Independent Registered Public Accounting Firm	34
Consolidated Balance Sheets	35
Consolidated Statements of Operations	37
Consolidated Statements of Cash Flows	38
Consolidated Statements of Shareholders' Equity	39
Notes to Consolidated Financial Statements	40

Schedule II—Valuation and Qualifying Accounts is included in Item 15(a) of this report.

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Report of Ernst & Young, LLP, Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of Hardinge Inc.

We have audited the accompanying consolidated balance sheets of Hardinge Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hardinge Inc. and Subsidiaries at December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statrements, on January 1, 2006, the Company changed its method of accounting for stock based compensation. In addition, as discussed in Note 10 to the consolidated financial statements, on December 31, 2006, the Company changed its method of accounting for defined benefit pension and other postretirement benefits.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hardinge Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2007 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

Buffalo, New York
March 15, 2007

HARDINGE INC. and SUBSIDIARIES

Consolidated Balance Sheets

(In Thousands)

	December 31,	
	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 6,762	$ 6,552
Accounts receivable, net	73,149	67,559
Notes receivable, net	4,930	4,060
Inventories	132,834	117,036
Deferred income tax	747	744
Prepaid expenses	9,216	6,921
Total current assets	227,638	202,872
Property, plant and equipment:		
Land and buildings	62,850	60,200
Machinery, equipment and fixtures	104,812	102,057
Office furniture, equipment and vehicles	9,092	8,704
	176,754	170,961
Less accumulated depreciation	112,702	104,640
Net property, plant and equipment	64,052	66,321
Other assets:		
Notes receivable	1,983	3,683
Deferred income taxes	246	455
Intangible pension asset	—	247
Other intangible assets	11,849	7,438
Goodwill	19,110	17,699
Other	5,782	1,561
	38,970	31,083
Total assets	$330,660	$300,276

HARDINGE INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In Thousands)

	December 31, 2006	December 31, 2005
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 31,462	$ 26,454
Notes payable to bank	4,525	3,803
Deferred purchase price of acquisitions	—	5,129
Accrued expenses	22,542	19,920
Accrued pension liability	—	2,375
Accrued income taxes	3,640	3,223
Deferred income taxes	2,717	2,592
Current portion of long-term debt	5,758	12,955
Total current liabilities	70,644	76,451
Other liabilities:		
Long-term debt	67,578	50,356
Accrued pension liability	26,814	19,731
Deferred income taxes	1,673	2,646
Accrued postretirement benefits	2,414	5,985
Derivative financial instruments	433	1,709
Other liabilities	3,995	4,405
	102,907	84,832
Shareholders' equity:		
Preferred stock, Series A, par value $.01 per share; Authorized 2,000,000; issued—none		
Common stock, $.01 par value:		
Authorized shares—20,000,000;		
Issued shares—9,919,992 at December 31, 2006 and 2005	99	99
Additional paid-in capital	59,741	60,387
Retained earnings	116,438	104,219
Treasury shares—1,083,117 at December 31, 2006 and 1,063,287 shares at December 31, 2005	(13,916)	(13,697)
Accumulated other comprehensive loss	(5,253)	(11,029)
Deferred employee benefits	—	(986)
Total shareholders' equity	157,109	138,993
Total liabilities and shareholders' equity	$330,660	$300,276

HARDINGE INC. and SUBSIDIARIES

Consolidated Statements of Operations

	Year Ended December 31,		
	2006	2005	2004
	(In Thousands Except Per Share Data)		
Net sales	$326,621	$289,925	$232,054
Cost of sales	226,470	199,642	162,376
Gross profit	100,151	90,283	69,678
Selling, general and administrative expense	77,054	74,723	57,184
Income from operations	23,097	15,560	12,494
Interest expense	5,294	4,284	2,660
Interest (income)	(713)	(569)	(533)
Income before income taxes and minority interest in (profit) of consolidated subsidiary	18,516	11,845	10,367
Income taxes	4,566	2,373	3,542
Minority interest in (profit) of consolidated subsidiary	—	(2,466)	(2,433)
Net income	$ 13,950	$ 7,006	$ 4,392
Per share data:			
Basic earnings per share:			
Weighted average number of common shares Outstanding	8,770	8,761	8,745
Basic earnings per share	$ 1.59	$ 0.80	$ 0.50
Diluted earnings per share:			
Weighted average number of common shares Outstanding	8,809	8,822	8,773
Diluted earnings per share	$ 1.58	$ 0.79	$ 0.50
Cash dividends declared per share	$ 0.14	$ 0.12	$ 0.03

HARDINGE INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2006	2005	2004
		(In Thousands)	
Operating activities			
Net income	$ 13,950	$ 7,006	$ 4,392
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	9,545	8,309	8,980
Provision for deferred income taxes	(43)	(1,734)	(420)
Minority interest	—	2,466	2,433
Unrealized foreign currency transaction loss	(1,229)	(1,490)	(722)
Changes in operating assets and liabilities:			
Accounts receivable	(3,698)	(5,846)	(17,470)
Notes receivable	869	5,590	975
Inventories	(10,471)	(22,586)	(9,102)
Other assets	(2,516)	(1,395)	(2,118)
Accounts payable	4,254	1,613	10,670
Accrued expenses	(3,362)	2,176	(4,239)
Accrued postretirement benefits	(575)	57	63
Net cash provided by (used in) operating activities	6,724	(5,834)	(6,558)
Investing activities			
Capital expenditures	(3,591)	(4,814)	(5,861)
Purchase of minority interest in Hardinge Taiwan	(110)	(9,022)	—
Purchase of U-Sung, net of cash acquired	(5,071)	(1,419)	—
Purchase of intangible assets and goodwill	—	—	(7,317)
Purchase of Bridgeport kneemill technical information	(5,000)	—	—
Purchase of other assets	(2,043)	—	—
Net cash (used in) investing activities	(15,815)	(15,255)	(13,178)
Financing activities			
Borrowings under short-term notes payable to bank	105,625	63,002	32,590
Repayments to short-term notes payable to bank	(105,198)	(61,716)	(30,620)
Increase in long-term debt	9,651	23,364	17,579
Net (purchases) sales of treasury stock	(40)	232	(347)
Dividends paid	(1,237)	(1,064)	(265)
Net cash provided by financing activities	8,801	23,818	18,937
Effect of exchange rate changes on cash	500	(366)	249
Net increase (decrease) in cash	210	2,363	(550)
Cash and cash equivalents at beginning of year	6,552	4,189	4,739
Cash and cash equivalents at end of year	$ 6,762	$ 6,552	$ 4,189

HARDINGE INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comp. Income (Loss)	Deferred Employee Benefits	Total Shareholders' Equity
Balance at December 31, 2003	**$99**	**$60,586**	**$ 94,150**	**$(13,843)**	**$ (393)**	**$(1,513)**	**$139,086**
Comprehensive Income							
Net income			4,392				4,392
Other comprehensive income (loss)							
Pension liability					(1,097)		(1,097)
Foreign currency translation adjustment					9,263		9,263
Unrealized gain on cash flow hedge					707		707
Unrealized (loss) on net investment hedge					(2,250)		(2,250)
Comprehensive income							11,015
Dividends declared			(265)				(265)
Shares issued pursuant to long-term incentive plan		(10)		49		(40)	(1)
Shares forfeited pursuant to long-term incentive plan		0		(16)		16	
Amortization (long-term incentive plan)						512	512
Net purchase of treasury stock		(38)		(309)			(347)
Balance at December 31, 2004	**$99**	**$60,538**	**$ 98,277**	**$(14,119)**	**$ 6,230**	**$(1,025)**	**$150,000**
Comprehensive Income							
Net income			7,006				7,006
Other comprehensive income (loss)							
Pension liability					(4,842)		(4,842)
Foreign currency translation adjustment					(15,874)		(15,874)
Unrealized gain on cash flow hedge					824		824
Unrealized (loss) on net investment hedge					2,633		2,633
Comprehensive income							(10,253)
Dividends declared			(1,064)				(1,064)
Shares issued pursuant to long-term incentive plan		(20)		694		(674)	
Shares forfeited pursuant to long-term incentive plan		0		(763)		308	(455)
Amortization (long-term incentive plan)						405	405
Net purchase of treasury stock		(131)		491			360
Balance at December 31, 2005	**$99**	**$60,387**	**$104,219**	**$(13,697)**	**$(11,029)**	**$ (986)**	**$138,993**
Comprehensive Income							
Net income			13,950				13,950
Other comprehensive income (loss)							
Pension liability					8,800		8,800
Foreign currency translation adjustment					9,764		9,764
Unrealized gain on cash flow hedge					(48)		(48)
Unrealized (loss) on net investment hedge					(796)		(796)
Comprehensive income							31,670
Cumulative effect of adoption of SFAS 123R		(986)				986	0
Dividends declared			(1,237)				(1,237)
Change in measurement date for U.S. Pension Plan			(494)				(494)
Cumunlative effect of implementing SFAS 158 (net of tax)			0		(11,944)		(11,944)
Shares issued pursuant to long-term incentive plan		(45)		45			0
Shares forfeited pursuant to long-term incentive plan		167		(266)			(99)
Amortization (long-term incentive plan)		259					259
Net purchase of treasury stock		(41)		2			(39)
Balance at December 31, 2006	**$99**	**$59,741**	**$116,438**	**$(13,916)**	**$ (5,253)**	**$ 0**	**$157,109**

HARDINGE INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. Significant Accounting Policies

Nature of Business

Hardinge Inc. (the "Company") is a machine tool manufacturer, which designs and manufactures computer-numerically controlled cutting lathes, machining centers, grinding machines, collets, chucks, index fixtures and other industrial products. Sales are primarily to customers in North America, Europe, and Asia. A substantial portion of the Company's sales are to small and medium-sized independent job shops, which in turn sell machined parts to their industrial customers. Industries directly and indirectly served by the Company include: aerospace, automotive, construction equipment, defense, energy, farm equipment, medical equipment, recreational equipment, telecommunications, and transportation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. In December of 2005, the Company purchased the minority interest in the Hardinge Taiwan subsidiary and now all of the Company's subsidiaries are wholly owned. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments with an original maturity of three months or less at the date of purchase. The fair value of the Company's cash and cash equivalents approximates carrying amounts due to the short maturities.

Accounts Receivable

The Company performs periodic credit evaluations of the financial condition of its customers. The Company in the past offered financing terms of up to seven years for its customers in the United States and Canada and filed a lien against the equipment purchased under those terms. A description of that financing is included in Notes Receivable below. No collateral is required for sales made on open account terms. Letters of credit from major banks back the majority of sales in the Asian region. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base. The Company considers trade accounts receivable to be past due when in excess of 30 days past terms, and charges off uncollectible balances when all collection efforts have been exhausted.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts was $1.0 million and $1.2 million at December 31, 2006 and 2005, respectively. If the financial condition of the Company's

1. Significant Accounting Policies (Continued)

customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would result in additional expense to the Company.

Notes Receivable

In the past, the Company provided long-term financing for the purchase of its equipment by qualified end-user customers in North America. In 2002, the Company replaced the internal program by offering lease programs from selected established equipment lease financing companies in the U.S. and Canada. Before that change, customer financing was generally offered for a term of up to seven years, with the Company retaining a security interest in the purchased equipment and filing appropriate liens. The amount of notes receivable outstanding was $6.9 million and $7.7 million at December 31, 2006, and December 31, 2005, respectively. These amounts are net of bad debt allowances of $1.6 million and $3.8 million at December 31, 2006 and 2005, respectively. In the event of a customer default and foreclosure, it is the practice of the Company to recondition and resell the equipment. It has been the Company's experience that such equipment resales have realized most, but not all, of the remaining contract value. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its note customers to make required payments.

The Company previously sold a substantial portion of its underlying customer notes receivable to various financial institutions. The remaining outstanding balance of all notes sold, as of December 31, 2006 and December 31, 2005 was $0.5 million and $2.4 million, respectively. Recourse against the Company from default of most of the notes included in the sales is limited to 10% of the then outstanding balance of the underlying notes. The Company retained no rights to any retained interest in these notes and surrendered ultimate control over the notes. There are no repurchase or remarketing agreements with these third parties.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of prepaid insurance, prepaid real estate taxes, prepaid software license agreements, and security deposits on certain inventory purchases. Prepayments are expensed on a straight-line basis over the corresponding life of the underlying asset.

Inventories

Inventories are stated at the lower of cost (computed in accordance with the first-in, first-out method) or market. Elements of cost include materials, labor and overhead.

The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company's forecasted usage to their estimated net realizable value. The Company estimates the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reductions to the carrying value of inventories are recorded in cost of goods sold. If future demand for the Company's products is less favorable than the Company's forecasts, inventories may be required to be reduced, which would result in additional expense to the Company.

1. Significant Accounting Policies (Continued)

Reserve for Obsolete Inventory

	Years Ended December 31		
	2006	2005	2004
		(in thousands)	
Balance at Beginning of Period	$14,391	$18,735	$17,889
Provision	2,600	(615)	1,404
Less deductions	3,535	3,729	558
Balance at End of Period	$13,456	$14,391	$18,735

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Major additions, renewals or betterments are capitalized to property accounts. Maintenance and repairs are expensed to operations as incurred. The cost of assets retired, sold or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts at the time of disposal and any resultant gain or loss is credited or included as a component of income from operations.

Depreciation expense is computed on the straight-line and accelerated methods over their estimated useful lives. Total depreciation expense on property, plant and equipment was $8.5 million, $8.1 million, and $8.3 million for 2006, 2005 and 2004, respectively. The depreciable lives of the Company's fixed assets vary according to their estimated useful lives and generally are: 40 years for buildings, 12 years for machinery, 10 years for patterns, tools, jigs, and furniture and fixtures, and 5 years for office and computer equipment.

Goodwill and Intangibles

The Company accounts for goodwill and intangibles in accordance with Statements of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 provides that goodwill and other separately recognized intangible assets with indefinite lives are no longer amortized, but reviewed at least annually for impairment. Intangible assets that are determined to have a finite life will continue to be amortized over their estimated useful lives and are also subject to review for impairment.

Other intangible assets include the value of the name, trademarks and copyrights associated with the former worldwide operations of Bridgeport, which were acquired in November 2004. The Company uses the Bridgeport brand name on all of its machining center lines, and therefore, the asset has been determined to have an indefinite useful life. No instances of impairment were noted on the Company's goodwill and other intangible assets for the years ended December 31, 2006, 2005 and 2004. Footnote 3 provides a summary of goodwill and intangible assets segregated into amortizable and nonamortizable amounts.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized based on differences between financial reporting and tax bases of assets and liabilities. These deferred tax

1. Significant Accounting Policies (Continued)

assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. In addition, the amount of any future tax benefits is reduced by a valuation allowance until it is more likely than not those benefits will be realized.

The Company recorded a full valuation allowance for its U.S. net deferred tax assets in 2003. SFAS 109 requires that a valuation allowance be established when it is "more likely than not" that all or a portion of deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's current and past performance, the market conditions in which the Company operates, the utilization of past tax credits, the length of carryback and carryforward periods, sales backlogs, etc. that will result in future profits. It further states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses weigh heavily in the overall assessment and are a major consideration in the Company's decision to establish a valuation allowance.

The Company continues to maintain a full valuation allowance on the tax benefits of its U.S. net deferred tax assets and the Company expects to continue to record a full valuation allowance on future tax benefits until an appropriate level of profitability in the U.S. is sustained. The Company also maintains a valuation allowance on its U.K. deferred tax asset for minimum pension liabilities and maintains a valuation allowance on its Canadian deferred tax asset for net operating loss carryforwards. Additionally, until an appropriate level of profitability is reached, the Company does not expect to recognize any significant tax benefits in future results of its U.S. operations.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. The Company's provision for income taxes reflects a combination of income earned and taxed in the various U.S. federal and state, as well as Switzerland, U.K., Canada, Germany, China and Taiwan federal and provincial jurisdictions. Jurisdictional tax law changes, increases or decreases in permanent differences between book and tax items, accruals or adjustments of accruals for tax contingencies or valuation allowances, and the Company's change in the mix of earnings from these taxing jurisdictions all affect the overall effective tax rate. Accordingly, these substantial judgment items impacted the effective tax rate for 2006.

Revenue Recognition

Revenue from product sales is generally recognized upon shipment, provided persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectibility is reasonably assured and the title and risk of loss have passed to the customer. Sales are recorded net of discounts, customer sales incentives and returns. Transfer of ownership and risk of loss are generally not contingent upon contractual customer acceptance. Prior to shipment, each machine is tested to ensure the machine's compliance with standard operating specifications as listed in our promotional literature. On an exception basis where larger multiple machine installations are delivered which require run-offs and customer acceptance at their facility, revenue is recognized in the period of customer acceptance.

Revenue from extended warranties are deferred and recognized on a pro-rata basis across the term of the warranty contract.

1. Significant Accounting Policies (Continued)

Shipping and Handling Costs

Shipping and handling cost are recorded as part of cost of goods sold.

Warranties

The Company offers warranties for its products. The specific terms and conditions of those warranties vary depending upon the product sold and the country in which the Company sold the product. The Company generally provides a basic limited warranty, including parts and labor, for a period of one year. The Company estimates the costs that may be incurred under its basic limited warranty, based largely upon actual warranty repair cost history, and records a liability for such costs in the month that product revenue is recognized. The resulting accrual balance is reviewed during the year. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim.

The Company also sells extended warranties for some of its products. These extended warranties usually cover a 12-24 month period that begins 0-12 months after time of sale. Revenues for these extended warranties are recognized monthly as a portion of the warranty expires.

These liabilities are reported in accrued expenses on the Company's consolidated balance sheet.

Changes in the Company's product warranty accrual are as follows:

	2006	2005
	(dollars in thousands)	
Balance at beginning of period	$1,503	$1,449
Provisions for warranties	2,280	1,541
Warranties settlement costs	(1,912)	(1,333)
Other—currency translation impact	86	(154)
Balance at end of period	$1,957	$1,503

Research and Development Costs

The costs associated with research and development programs for new products and significant product improvements are expensed as incurred as a component of cost of goods sold. Research and development expenses totaled $9.8 million, $9.1 million, and $7.9 million, in 2006, 2005, and 2004, respectively.

Foreign Currency Translation

In accordance with SFAS No. 52 "Foreign Currency Translation", the Company translates foreign currencies into U.S. dollars. The functional currency for translating the accounts of the Company's operations outside the U.S. is the currency of the country in which the subsidiary is geographically located. The translation from the applicable foreign currencies is performed for all balance sheet accounts of foreign subsidiaries using exchange rates in effect at the balance sheet date and income statement items are translated at an average exchange rate for the period. The gain or loss resulting from translating subsidiary financial statements is recorded as a separate component of the consolidated statement of

1. Significant Accounting Policies (Continued)

shareholders' equity as other comprehensive income. Gains and losses resulting from foreign currency denominated transactions are included as a component of selling, general and administrative expense in the Company's Consolidated Statement of Operations.

Impairment of Long Lived Assets

In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such events or changes in circumstances are present, a comparison is made of the carrying value of the asset to the estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated.

Fair Value of Financial Instruments

Financial Instruments are disclosed in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", which requires the Company to disclose the fair value of its financial instruments for which it is practicable to estimate fair value. The Company used the following methods and assumptions in estimating its fair value disclosure for financial instruments:

Cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses: The carrying value of these items approximates fair value because of the relatively short maturities of these instruments.

Notes receivable: At December 31, 2006 and 2005, the carrying value of these notes approximated the fair value.

Long-term debt: The fair value of variable interest rate debt is approximately equal to its carrying value, as the underlying interest rate is variable.

Interest rate swap and foreign currency swap agreement: The fair value of the swap agreement is based on quoted market prices for similar instruments.

Related to the Company's term loan, the Company entered into a cross-currency swap agreement and an interest rate swap agreement (see Note 4). At December 31, 2006, the fair market values of the currency swap and interest rate swap were liabilities of $2.2 million and $0.03 million, respectively. At December 31, 2005 the fair market values of the currency swap and interest rate swap were liabilities of $2.9 million and $0.1 million, respectively.

Derivative Financial Instruments

As a multinational Company, the Company is exposed to market risk from changes in foreign currency exchange rates and interest rates that could affect the Company's results of operations and financial condition.

1. Significant Accounting Policies (Continued)

The Company enters into derivative instruments, including interest rate swaps and foreign currency forwards to manage its interest rate and foreign currency risks. The Company accounts for its derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires the Company to recognize all its derivative instruments as either assets or liabilities on the balance sheet and measures those instruments at fair value. The Company's derivative instruments are held to hedge economic exposures, such as fluctuations in foreign currency exchange rates on purchases of materials used in production and cash settlements of intercompany sales.

The Company enters into foreign currency forwards to hedge fluctuations in foreign currency cash flows due to certain intercompany sales. The Company has designated these forward contracts as cash flow hedges. Gains or losses resulting from the changes in the fair value of these hedging contracts, except for any ineffectiveness of the hedge, are deferred in accumulated other comprehensive income. These deferred gains or losses are recognized in the Company's Consolidated Statement of Operations in the same period that the hedged item is recognized.

At December 31, 2006 and 2005, the Company had notional principal amounts of approximately $2.2 million and $5.0 million, respectively, in contracts to purchase or sell currency in the future from and to major commercial banks. The fair value of these contracts is not material.

Derivative instruments that are not qualifying hedges must be adjusted to fair value through earnings. If the derivative is a qualifying hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Earnings Per Share

The Company calculates earnings per share in accordance with SFAS No. 128 "Earnings Per Share". SFAS No. 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share excludes the effect of common stock equivalents and is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflect the potential dilution that could result if securities were exercised or converted into common stock. For diluted earnings per share, the weighted average number of shares includes common stock equivalents related primarily to restricted stock and stock options.

1. Significant Accounting Policies (Continued)

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations required by SFAS No. 128:

	Year Ended December 31,		
	2006	2005	2004
	(in thousands except for per share amounts)		
Net income	$13,950	$7,006	$4,392
Numerator for basic earnings per share	13,950	7,006	4,392
Numerator for diluted earnings per share	13,950	7,006	4,392
Denominator for basic earnings per share—weighted average shares	8,770	8,761	8,745
Effect of diluted securities:			
restricted stock and stock options	39	61	28
Denominator for diluted earnings per share—adjusted weighted average shares	8,809	8,822	8,773
Basic earnings per share	$ 1.59	$ 0.80	$ 0.50
Diluted earnings per share	$ 1.58	$ 0.79	$ 0.50

Stock-Based Compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" (FAS 123R), applying the modified prospective method. SFAS 123R requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of earnings based on the grant date fair value of the award. Under the modified prospective method the Company is required to record equity-based compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards outstanding at the date of adoption. All periods presented prior to January 1, 2006 were accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Accordingly, no compensation cost was recognized for fixed stock options prior to January 1, 2006 because the exercise price of the stock options equaled the market value of the Company's common stock at the date of grant, which is the measurement date.

The Company did not issue any new stock options during the year ended December 31, 2006. In addition, all previously awarded stock option grants were fully vested at the date of the adoption of FAS 123R, therefore, the Company did not recognize any share-based compensation expense in 2006 based on stock options.

The Company did recognize share-based compensation expense in relation to restricted stock issued prior to January 1, 2006 and stock issued during 2006. During 2006, the Company awarded 3,000 additional shares of restricted stock with a value of $53,880, had 29,815 restricted shares vest with an intrinsic value of $0.5 million, and 23,935 restricted shares forfeited. Amortization expense in 2006 for restricted stock was $0.3 million, offset by $0.1 million in forfeitures of previously amortized awards. There were a total of 143,000 restricted shares outstanding at December 31, 2006. The Company amortizes compensation

1. Significant Accounting Policies (Continued)

expense for restricted stock over the vesting period of the grant. The compensation cost not yet recognized on these shares is $0.6 million, which will be amortized over a weighted average term of 2.8 years.

The following table illustrates the pro forma effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation for the years ended December 31, 2005 and 2004:

	Proforma	
	2005	2004
	(dollars in thousands, except for per share data)	
Reported net income	$7,006	$4,392
Add: stock-based employee compensation (income) expense included in reported net income (loss), net of related tax effects	(51)	512
Deduct: total stock-based employee compensation (income) expense determined under fair value method for all awards, net of related tax effects	(59)	623
Pro forma net income	$7,014	$4,281
Earnings per share:		
Basic—as reported	$ 0.80	$ 0.50
Basic—pro forma	$ 0.80	$ 0.49
Diluted—as reported	$ 0.79	$ 0.50
Diluted—pro forma	$ 0.80	$ 0.49

In 2005, the fair value of each employee option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used: risk-free rate of interest of 3.88%; dividend yield of 0.81%, with volatility of 0.342 and expected lives of 5 years.

The following characteristics apply to the Plan stock options that are fully vested, as of December 31, 2006:

Number of options outstanding that are currently exercisable	136,119
Weighted-average exercise price of options currently exercisable	$ 12.72
Aggregate intrinsic value of options currently exercisable	$ 478,115
Weighted-average contractual term of options currently exercisable	5.06 years

Additional information related to the Company's Incentive Stock Plans is detailed in Note 6 of the Notes to Consolidated Financial Statements.

1. Significant Accounting Policies (Continued)

Comprehensive Income

The Company reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes rules for the reporting of comprehensive income and its components and requires the components to be listed in the financial statements. Comprehensive income consists of net income, minimum pension liability, foreign currency translation adjustments and unrealized gains or losses on hedging, net of tax, and is presented in the Consolidated Statements of Shareholders' Equity.

Reclassifications

Certain amounts from the prior years consolidated financial statements have been reclassified to conform to current year presentation.

2. Inventories

Inventories are stated at the lower of cost (computed in accordance with the first-in, first-out method) or market. Elements of cost include materials, labor and overhead and are as follows:

	December 31,	
	2006	2005
	(in thousands)	
Finished products	$ 61,389	$ 50,620
Work-in-process	32,061	33,333
Raw materials and purchased components	39,384	33,083
	$132,834	$117,036

3. Goodwill and Intangibles

The changes in the carrying amount of goodwill are as follows:

	December 31,	
	2006	2005
	(dollars in thousands)	
Balance at beginning of period	$17,699	$20,376
Currency translation adjustment	1,411	(2,677)
Balance at end of period	$19,110	$17,699

3. Goodwill and Intangibles (Continued)

Intangible Assets

The major components of other intangible assets are as follows:

	December 31, 2006	December 31, 2005
	(dollars in thousands)	
Amortizable intangible assets:		
Patents, Bridgeport technical information and other items	$ 8,254	$ 3,075
Nonamortizable intangible assets:		
Bridgeport name, trademarks & copyrights	6,623	6,648
	14,877	9,723
Less accumulated amortization	(3,028)	(2,285)
Other Intangible Assets, net	$11,849	$ 7,438

The Company's intangible asset amortization expense for the years ended December 31, 2006 and 2005 was $0.7 million and $0.2 million. The estimated amortization expense on existing intangible assets for each of the next five years is approximately $0.7 million, $0.7 million, $0.7 million, $0.6 million, and $0.5 million, respectively. The estimated useful life ranges from five to ten years on the intangible assets.

4. Financing Arrangements

Long-term debt consists of:

	December 31, 2006	December 31, 2005
	(in thousands)	
Note payable under revolving loan agreements, with interest rate averaging 7.12% at December 31, 2006 and 6.13% at December 31, 2005	$43,175	$ 30,875
Note payable, under term loan agreement, with an effective interest rate of 6.81% at December 31, 2006 and 5.99% at December 31, 2005	20,400	25,200
Real estate secured loans payable under terms of various loan agreements with interest rate averaging 3.41% at December 31, 2006 and 2.98% at December 31, 2005	9,761	7,236
	73,336	63,311
Less: current portion	(5,758)	(12,955)
	$67,578	$ 50,356

4. Financing Arrangements (Continued)

Domestic:

In January 2005, the Company negotiated a revised loan agreement with a group of U.S. banks and amended the Company's existing 2002 agreements. The amended agreement provided for a revolving loan facility allowing for borrowing of up to $40.0 million through January 2010 and a term loan of $30.0 million with quarterly principal payments of $1.2 million through December 2006 and quarterly principal payments of $1.3 million from March 2007 through March 2011. These loans were secured by substantially all of the Company's domestic assets, other than real estate, and a pledge of 65% of the Company's investment in its major subsidiaries. Interest charged on this debt was based on LIBOR plus a spread that varied depending on the Company's debt to EBITDA (earnings before interest, taxes, depreciation and amortization) ratio. A variable commitment fee of 0.175% to 0.375%, based on the Company's debt to EBITDA ratio, was payable on the unused portion of the revolving loan facility.

In December 2005, the Company executed an amendment to the loan agreement described above which provided the Company with an additional $20.0 million on the revolving loan facility. This amendment was a temporary facility and in June 2006 the expiration was extended to December 29, 2006. This amendment was arranged through the same bank group as the original facility discussed above. It also has the same security and similar financial covenants as provided under the loan agreements described above. At December 31, 2005, the outstanding balance on the amended revolving loan facility was $30.9 million. At December 31, 2005, the outstanding balance on the term loan was $25.2 million.

In November 2006, the Company executed its Second Amended and Restated Revolving Credit and Term Loan Agreement. The amendment increased the revolving loan facility from $40.0 million to $70.0 million with a portion of the increase used to pay off the temporary facility described above. This amendment also increased the permitted debt to EBITDA ratio for certain portions of the term of the facility, lowered the variable commitment fee and borrowing rates at certain debt to EBITDA ratios, and provided for permitted annual acquisitions up to a certain amount. Additionally, mandatory prepayment of the term loans upon equity issuance and the fixed charge coverage ratio were both eased. Other terms and conditions remain essentially the same as the prior agreement. At December 31, 2006, the outstanding balance on the amended revolving loan facility was $43.2 million. At December 31, 2006, the outstanding balance on the term loan was $20.4 million.

The Company entered into a cross-currency swap and an interest rate swap in association with the term loan. These swaps effectively converted the loan to a borrowing of Swiss francs with an effective interest rate of 5.48% at December 31, 2006 and 2005. The cross-currency swap has been designated as a hedge against the Company's net investment in Hauser Tripet Tschudin ("HTT"). The interest rate swap effectively converts the floating interest rate to a fixed rate, with variance by year based on the Company's spread over LIBOR. This swap was redesignated after the January 2005 term loan was established and acts as a hedge against $3.8 million and $8.6 million of the term loan at December 31, 2006 and 2005, respectively. The swap expires in March 2008.

Maturities of long-term debt under the long-term financing agreements in place are as follows for the years ended December 31 (in thousands):

4. Financing Arrangements (Continued)

2007	$ 5,758
2008	8,628
2009	5,758
2010	48,933
2011	658
Thereafter	3,601

The Company has an $8.0 million unsecured short-term line of credit from a bank with interest based on the prime rate. At December 31, 2006, the outstanding balance on this line was $0.6 million. There was no outstanding balance on this line at December 31, 2005. The agreement is negotiated annually and requires no commitment fee.

The Company maintains a $1.6 million standby letter of credit, which expires March 31, 2007, for potential liabilities pertaining to self-insured workers compensation exposure. This stand by letter of credit is renewed annually. Additionally, the Company had various bank guarantees totaling $4.2 million at December 31, 2006.

International:

The Company's Kellenberger AG ("Kellenberger") subsidiary maintains a loan agreement with a Swiss bank providing for borrowing of up to 7.5 million Swiss francs, which is equivalent to approximately $6.2 million at December 31, 2006. This agreement is secured by the real property owned by Kellenberger. At December 31, 2006, borrowings under this facility were $2.9 million. At December 31, 2005, borrowings under this facility were $5.7 million.

During 2005, Kellenberger entered into an amended unsecured overdraft facility with a commercial bank that permitted borrowings of up to 7.5 million Swiss Francs, which is equivalent to approximately $6.2 million at December 31, 2006. This replaced the previous overdraft facility that permitted borrowing of up to 6.5 million Swiss Francs. These lines provided for interest at competitive short-term interest rates and carry no commitment fees on unused funds. At December 31, 2006 the outstanding balance under this facility was $0.3 million. At December 31, 2005, there were no borrowings outstanding under this facility.

The Company's HTT subsidiary maintains a loan agreement with a Swiss bank providing for borrowings of up to 4.0 million Swiss Francs, which is equivalent to approximately $3.3 million at December 31, 2006. This agreement is secured by real property owned by HTT. There were no borrowings under this agreement at December 31, 2006. Borrowings under this agreement were $1.5 million at December 31, 2005.

HTT also maintains an unsecured overdraft facility with a commercial bank that permits borrowings of up to 8.8 million Swiss Francs, which is equivalent to approximately $7.2 million at December 31, 2006. These lines provide for interest at competitive short-term interest rates and carry no commitment fees on unused funds. Borrowings under these lines were $3.7 million and $2.3 million at December 31, 2006 and December 31, 2005 respectively.

The Company's Hardinge Machine Tools, Ltd. subsidiary maintains an overdraft facility that allows for borrowing up to 0.4 million pounds sterling, which is equivalent to approximately $0.7 million at

4. Financing Arrangements (Continued)

December 31, 2006. There were no borrowings under this facility at December 31, 2006 or 2005. Hardinge Machine Tool, Ltd. also has a mortgage agreement with total remaining loan balances of $1.6 million and $1.5 million, at December 31, 2006 and 2005, respectively.

In June 2006, the Company's Taiwan subsidiary entered into a credit facility with a bank secured by the real property owned by the Taiwan subsidiary which provides borrowings up to 180.0 million New Taiwanese dollars which is equivalent to approximately $5.5 million. At December 31, 2006 borrowings under this agreement were $5.2 million. Principal on the mortgage loan is repaid quarterly in the amount of 4.5 million New Taiwanese dollars, which is equivalent to approximately $0.1 million.

Certain of these debt agreements require, among other things, that the Company maintain specified levels of tangible net worth, working capital, and specified ratios of debt to EBITDA, and EBITDA minus capital expenditures to fixed charges.

Consolidated:

The domestic and international credit facilities, along with other short-term credit agreements, provide for access of up to $128.8 million. The Company was in compliance with all financial covenants at December 31, 2006 and 2005. Based on the Company's most restrictive covenants, the Company had actual additional borrowing availability of $37.0 million at December 31, 2006. Total consolidated outstanding borrowings at December 31, 2006 were $77.9 million.

Interest paid in 2006, 2005, and 2004 totaled $5.3 million, $4.2 million, and $2.3 million, respectively.

5. Income Taxes

The Company's pre-tax income for domestic and foreign sources is as follows:

	Year Ended December 31,		
	2006	2005	2004
Domestic	$ (1,290)	$ (2,716)	$ (4,259)
Foreign	19,806	14,561	14,626
Total	$18,516	$11,845	$10,367

HARDINGE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

5. Income Taxes (Continued)

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2006	December 31, 2005
	(in thousands)	
Deferred tax assets:		
Federal, state, and foreign net operating losses	$ 10,888	$ 6,848
State tax credit carryforwards	4,431	4,462
Postretirement benefits	953	2,359
Deferred employee benefits	1,937	1,463
Accrued pension	8,908	7,119
Inventory valuation	514	850
Currency and interest rate derivatives	1,138	2,317
Other	2,676	3,677
	31,445	29,095
Less valuation allowance	(26,239)	(21,608)
Total deferred tax assets	5,206	7,487
Deferred tax liabilities:		
Tax over book depreciation	(5,224)	(7,107)
Inventory valuation	(2,116)	(2,237)
Other	(1,263)	(2,182)
Total deferred tax liabilities	(8,603)	(11,526)
Net deferred tax liabilities	$ (3,397)	$ (4,039)

In 2006, the valuation allowance increased by $3.3 million in the U.S., $0.5 million in Canada and $0.5 million in the U.K. In 2005, the valuation allowance increased by $0.3 million in the U.S. and was offset by a decrease of $0.4 million in the U.K.

At December 31, 2006 and 2005, the Company had state investment tax credits of $4.4 million and $4.5 million respectively, expiring at various dates through the year 2016. In addition, the Company has U.S. and state net operating loss carryforwards of $21.7 million and $57.0 million, respectively, which expire from 2021 through 2026. The Company also has foreign net operating loss carryforwards of $3.0 million.

5. Income Taxes (Continued)

Significant components of income tax expense (benefit) attributable to continuing operations are as follows:

	Year Ended December 31,		
	2006	2005	2004
		(in thousands)	
Current:			
Federal and state	$ —	$ (410)	$ —
Foreign	4,486	4,411	3,564
Total current	4,486	4,001	3,564
Deferred:			
Federal and state	—	—	—
Foreign	80	(1,628)	(22)
Total deferred	80	(1,628)	(22)
	$4,566	$ 2,373	$3,542

There were no income tax refunds in 2006, 2005 or 2004. Income tax payments primarily related to foreign locations totaled $4.6 million, $4.1 million, and $2.6 million, in 2006, 2005, and 2004, respectively.

The following is a reconciliation of income tax expense (benefit) computed at the United States statutory rate to amounts shown in the Consolidated Statements of Income.

	2006	2005	2004
Federal income taxes at statutory rate	35.0%	35.0%	35.0%
Taxes on foreign income which differ from the U.S. statutory rate	(9.9)	(9.3)	(13.8)
Effect of change in the enacted rate in Swiss jurisdiction	(3.7)	—	—
Increase in valuation allowance	2.6	1.5	12.9
Reduction in estimated liabilities	—	(8.2)	—
Other	0.7	1.0	0.1
	24.7%	20.0%	34.2%

Undistributed earnings of the foreign subsidiaries, which amounted to approximately $94.4 million at December 31, 2006, are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes", an interpretation of FASB Statement No. 109 "Accounting for Income Taxes." FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the impact of FIN 48, and although the evaluation is not complete, the Company

5. Income Taxes (Continued)

does not expect it to have a material impact on its consolidated results of operations and financial condition.

6. Incentive Stock Plans

The Company has a 1996 and 2002 Incentive Stock Plan. These Plans allow the Board of Directors to issue restricted stock, performance share awards, stock options and stock appreciation rights. Under the 2002 Plan, an aggregate of 450,000 shares of common stock can be awarded. Under the 1996 Plan, no additional shares can be awarded.

Certain officers and key employees were awarded a total of 3,000, 46,000, and 3,375 restricted shares of common stock during 2006, 2005 and 2004, respectively. During 2006, restrictions on 29,815 shares from the Plan were released and 23,935 shares were forfeited. During 2005, 53,000 shares were forfeited and during 2004, restrictions on 94,550 shares from the Plan were released and 2,000 shares were forfeited.

A total of 143,000 and 193,750 restricted shares of common stock were outstanding under the plans at December 31, 2006 and December 31, 2005, respectively. All shares of restricted stock are subject to forfeiture and restrictions on transfer. Unconditional vesting occurs upon the completion of a specified period ranging from three to eight years from date of grant.

Deferred compensation associated with these restricted stock awards is measured by the market value of the stock on the date of grant and totaled $0.1 million, $0.7 million, and $0.1 million, related to awards in 2006, 2005, and 2004, respectively. This deferred compensation is being amortized on a straight-line basis over the specified service period, which ranges from three to eight years. The unamortized deferred compensation at December 31, 2006 totaled $0.6 million, and is included in additional paid in capital as a reduction of shareholders' equity. At December 31, 2005 and 2004, the unamortized deferred compensation was $1.0 million and was included in deferred employee benefits as a reduction to shareholders' equity.

A summary of the stock option activity under the Incentive Stock Plans is as follows:

	2006	2005	2004
Options at beginning of period	184,288	235,918	234,000
Options granted	—	4,500	5,250
Weighted average grant price per share	—	$ 14.80	$ 12.08
Market value per share at date of grant	—	$ 14.80	$ 12.08
Options canceled or forfeited	(41,917)	(27,083)	(2,000)
Weighted average price per share	$ 17.27	$ 12.69	$ 7.81
Options exercised	(6,252)	(29,047)	(1,332)
Weighted average price per share	$ 9.00	$ 9.51	$ 7.81
Options at end of period	136,119	184,288	235,918

The aggregate intrinsic value of options exercised during the year ended December 31, 2006 was $1.0 million.

HARDINGE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

6. Incentive Stock Plans (Continued)

The following table summarizes information about the exercisable stock options outstanding as of December 31, 2006:

Range of exercise prices	Number Outstanding at 12/31/06	Weighted average remaining life in years	Weighted average exercise price	Number Exercisable 12/31/06	Weighted average exercise price
$6.71 to $7.81	48,369	7.0	$ 7.72	48,369	$ 7.72
$10.50 to $14.80	51,000	6.4	$12.64	51,000	$12.64
$17.44 to $25.67	36,750	0.6	$19.41	36,750	$19.41
Total	136,119	5.1	$12.72	136,119	$12.72

The aggregate intrinsic value of exercisable options as of December 31, 2006 was $0.5 million.

7. Industry Segment and Foreign Operations

The Company operates in one business segment - industrial machine tools. Domestic and foreign operations consist of:

	Year ended December 31,								
	2006			2005			2004		
	North America	Europe	Asia/ Other	North America	Europe	Asia/ Other	North America	Europe	Asia/ Other
	(in thousands)								
Sales									
Domestic	$124,403	$124,507	$38,598	$112,576	$115,349	$32,302	$ 96,552	$ 87,971	$26,531
Export	25,959	43,413	33,846	23,515	37,386	22,713	24,838	19,002	24,287
	150,362	167,920	72,444	136,091	152,735	55,015	121,390	106,973	50,818
Less interarea eliminations	17,521	13,261	33,323	17,026	10,911	25,979	15,229	7,811	24,087
Total Net Sales	$132,841	$154,659	$39,121	$119,065	$141,824	$29,036	$106,161	$ 99,162	$26,731
Identifiable Assets	$135,295	$154,402	$40,963	$128,630	$137,080	$34,566	$127,677	$133,813	$24,821

Sales attributable to European Operations and Asian Operations are based on those sales generated by subsidiaries located in Europe and Asia.

Interarea sales are accounted for at prices comparable to normal, unaffiliated customer sales, reduced by estimated costs not incurred on these sales. Income (loss) from operations excludes interest income and interest expense directly attributable to the related operations. Income (loss) from Operations for North America includes certain expenses associated with corporate headquarters.

No single customer accounted for more than 5% of consolidated sales in 2006. In 2005, one customer accounted for approximately 6% of consolidated sales. No single customer accounted for more than 5% of consolidated sales in 2004.

7. Industry Segment and Foreign Operations (Continued)

The foreign countries which represented the highest percentages of the Company's 2006 worldwide sales, and the corresponding 2005 and 2004 percentages were:

	2006	2005	2004
Germany	13.9%	12.1%	13.9%
China	11.8%	11.4%	12.3%
England	7.8%	8.1%	6.9%

8. Joint Ventures

On December 27, 2005, the Company entered into a Share Purchase Agreement with a group of selling shareholders pursuant to which those selling shareholders agreed to sell their shares in Hardinge Taiwan Limited ("Hardinge Taiwan") to the Company. Pursuant to a Joint Venture Agreement dated March 16, 1999, the Company owned 51% of Hardinge Taiwan and the Selling Shareholders owned 49% of Hardinge Taiwan. The Company now owns 100% of Hardinge Taiwan, making it a wholly owned subsidiary of the Company.

The purchase price of the shares was NT$298.8 million, which was equivalent to approximately $9.0 million at December 27, 2005. The purchase price was primarily recorded against the liability for equity of minority interest on the balance sheet. The purchase price was subject to adjustment based on the final audited balance sheet of Hardinge Taiwan as of December 31, 2005. Based on the final audited balance sheet of Hardinge Taiwan, the purchase price was adjusted by a NT$3.9 million increase, which was equivalent to approximately $0.1 million and was paid in March 2006.

On December 27, 2005, Hardinge Taiwan entered into a Share Purchase Agreement with U-Sung Co. Ltd. ("U-Sung), a company in the Republic of China pursuant to which Hardinge Taiwan purchased 100% of the shares of U-Sung. U-Sung owns the land and building in Nan Tou City, Taiwan, Republic of China that is occupied and leased by Hardinge Taiwan. The purchase price of U-Sung was NT$234.8 million, which was the equivalent to approximately $7.0 million, and substantially reflects the fair market value of the land and building acquired. No goodwill was recorded. Under an operating lease agreement, Hardinge Taiwan previously paid rent to U-Sung. Rent expense under that lease was $0.9 million and $0.6 million during the years ended December 31, 2005, and 2004, respectively. Hardinge Taiwan now owns U-Sung so any rent expense or income would be eliminated in their consolidation.

The purchase price was comprised of the purchase of the shares in the amount of NT$132.7 million, which was equivalent to approximately $4.0 million at December 31, 2005 and the repayment of U-Sung loans in the amount of NT$102.1 million, which was equivalent to approximately $3.0 million at December 31, 2005. Per the terms of the Agreement, 30% was paid at closing. This amounted to NT$70.5 million, which was equivalent to approximately $2.1 million. The remaining 70% which was NT$164.3 million, which is equivalent to approximately $5.0 million, was paid in March 2006.

9. Shareholders' Equity

Common Stock

During September 2006, the Securities and Exchange Commission declared the Company's shelf registration statement on Form S-3 effective, registering $50 million of the Company's common stock. The filing of this shelf registration statement could facilitate the Company's ability to raise capital, should the Company decide to do so, in the future. The amount, price and other terms of the common stock will be determined at the time of any particular transaction.

Treasury Shares

The number of shares of common stock in treasury was as follows:

	2006	2005	2004
Shares—beginning of year	1,063,287	1,090,941	1,062,143
Shares distributed/exercised	(16,767)	(84,034)	(13,737)
Shares purchased	12,662	3,380	40,535
Shares forfeited	23,935	53,000	2,000
Shares—end of year	1,083,117	1,063,287	1,090,941

10. Employee Benefits

Pension and Postretirement Plans

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (FAS 158)". FAS 158 requires an employer to recognize the funded status of each defined benefit post employment plan on the balance sheet. The funded status of all overfunded plans is aggregated and recognized as a non-current asset on the balance sheet. The funded status of all underfunded plans is aggregated and recognized as a current liability, a non-current liability, or a combination of both on the balance sheet. A current liability is the amount by which the benefit obligation payable in the next 12 months exceeds the fair value of plan assets, and is determined on a plan-by-plan basis. SFAS 158 also requires the measurement date of a plan's assets and its obligations to be the employer's fiscal year-end date. All of the plans consolidated within this disclosure already comply with the December 31, 2006 measurement date except for the U.S. Pension Plan.

The Company early adopted this requirement and changed the measurement date for the Company's domestic Pension Plan from September 30, 2006 to December 31, 2006. The 2006 net periodic benefit cost was determined using the alternative transition method outlined in paragraph 19 of SFAS 158. Under this approach, the 2006 periodic benefit cost was set equal to twelve-fifteenths of the net periodic benefit cost determined for the period October 1, 2005 through December 31, 2006. The remaining three-fifteenths of the net periodic benefit cost for the period October 1, 2005 through December 31, 2006 was charged as a $0.5 million reduction to retained earnings. This measurement date change resulted in a liability reduction of $2.2 million. Additionally, SFAS 158 requires an employer to recognize changes in the funded status of a defined benefit post employment plan in the year in which the change occurs. FAS 158 was effective for the Company as of December 31, 2006. The incremental effect of applying FAS 158 to the Company's

10. Employee Benefits (Continued)

Consolidated Balance Sheet as of December 31, 2006 was to increase retirement-related liabilities by $13.1 million, non-current deferred tax assets by $1.2 million, and to decrease accumulated other comprehensive income (loss) by $11.9 million.

In the past the Company has accounted for the pension plans and postretirement benefits in accordance with SFAS No. 87 "Employers' Accounting for Pensions" and SFAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions". The following disclosures related to the pension and postretirement benefits are presented in accordance with SFAS No. 132 "Employers' Disclosures About Pensions and Other Postretirement Benefits". The information for 2006 and 2005 reflects the actuarial valuation for the U.S. and foreign pension plans.

The Company provides a qualified defined benefit pension plan covering all eligible domestic employees hired before March 1, 2004. The Plan bases benefits upon both years of service and earnings. The Company's policy is to fund at least an amount necessary to satisfy the minimum funding requirements of ERISA. The amount to be funded is subject to annual review by management and the Company's consulting actuary. For each of the Company's foreign plans, contributions are made on a monthly basis and are governed by their governmental regulations. Also, each of these plans requires employee and employer contributions except Hardinge Taiwan, which requires only employer contributions.

Domestic employees hired after March 1, 2004 will have retirement benefits under the Company's 401k defined contribution plan. After one year of service, the Company will contribute 4% of the employee's pay and will further match, at a rate of 25%, the employee's contributions up to 4% of their salary. Those employees, as well as domestic employees hired prior to March 1, 2004, are eligible to contribute additional funds to the plan for which there is no required Company match. There were no Company contributions to the plan during 2004, as the one-year anniversary of the inception date of the plan for new employees had not occurred. The Company made contributions of $0.1 million and less than $0.1 million in 2006 and 2005, respectively.

The Company provides a contributory retiree health plan covering all eligible domestic employees who retired at normal retirement age prior to January 1, 1993 and all retirees who will retire at normal retirement age after January 1, 1993 with at least 10 years of active service. Employees who elect early retirement are eligible for the plan benefits if they have 15 years of active service at retirement. Benefit obligations and funding policies are at the discretion of the Company's management. The Company also provides a non-contributory life insurance plan to retirees. Because the amount of liability relative to this plan is insignificant, it is combined with the health plan for purposes of this disclosure.

Under the terms of the retiree health plan, all increases in cost of the plan after 2001 are paid by the participants. Therefore, the rate of healthcare cost increases would not have affected the service cost and interest cost for 2006, 2005, and 2004 and does not affect the accumulated postretirement benefit obligation for any years after 2001.

Effective January 1, 2006, the premium for Elmira-area Medicare-eligible retirees is paid directly by the covered retirees. As a result, the Company no longer has a liability related to this group. This change decreased the accumulated post-retirement benefit obligation at December 31, 2005 by $3.7 million. This change was accounted for as a prior service cost.

10. Employee Benefits (Continued)

The discount rate for determining benefit obligations in the Postretirement Benefits Plan was 5.75% and 5.50% at December 31, 2006 and 2005, respectively. The change in the discount rate decreased the accumulated postretirement benefit obligation as of December 31, 2006 by less than $0.1 million.

A summary of the components of net periodic pension cost and postretirement benefit costs for the consolidated company is presented below.

	Pension Benefits Year Ended December 31,			Postretirement Benefits Year Ended December 31,		
	2006	2005	2004	2006	2005	2004
	(in thousands)			(in thousands)		
Service cost	$ 3,643	$ 2,989	$ 3,084	$ 33	$ 81	$ 79
Interest cost	7,590	7,454	7,475	155	360	380
Expected return on plan assets	(9,229)	(8,992)	(8,512)	—	—	—
Amortization of prior service cost	(138)	(138)	36	(505)	(24)	(24)
Amortization of transition asset	(365)	(366)	(367)	—	—	—
Amortization of loss	1,009	666	190	42	5	—
Net periodic benefit cost	$ 2,510	$ 1,613	$ 1,906	$(275)	$422	$435

The net periodic benefit cost for the foreign pension plans included in the amounts above was $0.5 million, $0.4 million, and $0.7 million, for the years ended December 31, 2006, 2005, and 2004, respectively.

10. Employee Benefits (Continued)

A summary of the Pension and Postretirement Plans' funded status and amounts recognized in the Company's consolidated balance sheets is as follows:

	Pension Benefits December 31,		Postretirement Benefits December 31,	
	2006	2005	2006	2005
	(in thousands)		(in thousands)	
Change in benefit obligation:				
Benefit obligation at beginning of period	$163,016	$158,131	$ 2,948	$ 6,491
Service cost	3,643	2,989	33	81
Interest cost	7,590	7,454	155	360
Plan participants' contributions	1,827	1,553	601	831
Amendments	—	(83)	—	(3,715)
Adjustment due to change in measurement date	1,791	—	—	—
Actuarial loss (gain)	2,594	8,846	(422)	96
Foreign currency impact	6,406	(9,384)	—	—
Benefits paid	(10,625)	(6,490)	(720)	(1,196)
Benefit obligation at end of period	176,242	163,016	2,595	2,948
Change in plan assets:				
Fair value of plan assets at beginning of period	130,910	132,369	—	—
Actual return on plan assets	17,848	9,282	—	—
Employer contribution	4,430	2,667	119	365
Adjustment due to change in measurement date	1,435	—	—	—
Plan participants' contributions	1,827	1,553	601	831
Foreign currency impact	5,400	(8,471)	—	—
Benefits paid	(10,509)	(6,490)	(720)	(1,196)
Fair value of plan assets at end period	151,341	130,910	—	—
Reconciliation of funded status:				
Funded status	(24,901)	(32,106)	(2,595)	(2,948)
Unrecognized net actuarial loss	28,891	34,708	335	798
Unrecognized transition (asset)	(2,278)	(2,547)	—	—
Unrecognized prior service cost	(1,548)	(1,645)	(3,330)	(3,835)
Net amount recognized	$ 164	$ (1,590)	$(5,590)	$(5,985)

10. Employee Benefits (Continued)

	Pension Benefits December 31,		Postretirement Benefits December 31,	
	2006	2005	2006	2005
	(in thousands)		(in thousands)	
Amounts recognized in the Company's balance sheet consist of:				
Prepaid benefit cost	$ 1,913	$ 1,155	$ —	$ —
Accrued benefit liability	(26,814)	(22,105)	(2,595)	(5,985)
Intangible asset	—	247	—	—
Accumulated other comprehensive loss	25,065	19,113	(2,995)	—
Net amount recognized	$ 164	$ (1,590)	$(5,590)	$(5,985)

The projected benefit obligation for the foreign pension plans included in the amounts above was $82.5 million and $71.8 million at December 31, 2006 and 2005, respectively. The plan assets for the foreign pension plans included above was $75.0 million and $63.4 million at December 31, 2006 and 2005, respectively.

Prepaid benefit cost is included in other assets on the balance sheet.

The accumulated benefit obligation is $161.6 million and $151.6 million at December 31, 2006 and 2005, respectively.

For Company pension plans, the projected benefit obligations in excess of plan assets is as follows:

	Pension Benefits December 31,	
	2006	2005
	(in thousands)	
Projected benefit obligations	$171,793	$163,016
Plan assets	144,979	130,910
Excess of projected benefit obligations over plan assets	$ 26,814	$ 32,106

For Company pension plans, the accumulated benefit obligations in excess of plan assets is as follows:

	Pension Benefits December 31,	
	2006	2005
	(in thousands)	
Accumulated benefit obligations	$124,920	$118,430
Plan assets	111,865	97,431
Excess of accumulated benefit obligations over plan assets	$ 13,055	$ 20,999

SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158) requires the measurement date of a plan's assets and its obligations to be the employer's fiscal year-end date. All of the plans consolidated within this disclosure already comply with the December 31, 2006 measurement date except for the U.S. Pension Plan. The Company early adopted this requirement and changed the

10. Employee Benefits (Continued)

measurement date for the Company's domestic Pension Plan from September 30, 2006 to December 31, 2006. The 2006 net periodic benefit cost was determined using the alternative transition method outlined in paragraph 19 of SFAS 158. Under this approach, the 2006 periodic benefit cost was set equal to twelve-fifteenths of the net periodic benefit cost determined for the period October 1, 2005 through December 31, 2006. The remaining three-fifteenths of the net periodic benefit cost for the period October 1, 2005 through December 31, 2006 was charged as a $0.5 million reduction to retained earnings. This measurement date change resulted in a liability reduction of $2.2 million.

Actuarial assumptions used to determine pension costs and other postretirement benefit costs include:

	Pension Benefits		Postretirement Benefits	
	2006	2005	2006	2005
For the domestic pension plan:				
Assumptions at October 1, 2004 and January 1, for 2006				
Discount rate	5.85%	6.00%		
Expected return on plan assets	8.50%	8.50%		
Rate of compensation increase	3.50%	3.50%		
For the foreign pension plans and the domestic post-retirement benefit plans:				
Weighted average assumptions at January 1,				
Discount rate	3.25%	3.80%	5.50%	5.75%
Expected return on plan assets	4.94%	5.28%	N/A	N/A
Rate of compensation increase	2.77%	2.70%	N/A	N/A

Actuarial assumptions used to determine pension obligations and other postretirement obligations include.

	Pension Benefits		Postretirement Benefits	
	2006	2005	2006	2005
For the domestic pension plan:				
Assumptions as of September 30, 2005 and December 31, 2006				
Discount rate	6.02%	5.85%		
Rate of compensation increase	3.50%	3.50%		
For the foreign pension plans and the domestic post-retirement benefit plans:				
Weighted average assumptions as of December 31,				
Discount rate	3.25%	3.41%	5.75%	5.50%
Rate of compensation increase	2.76%	2.73%	N/A	N/A

10. Employee Benefits (Continued)

The Company annually reviews the discount rate to be used for retirement plan liabilities, considering rates of return on high quality, long term corporate bonds that receive highest ratings by recognized rating agencies. To develop the expected long-term rate of return on assets assumption, the Company considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the asset allocation to develop the expected long-term rate of return on assets assumption.

SFAS No. 87 requires that an additional pension liability be recorded to the extent that an unfunded accumulated benefit obligation exceeds the accrued pension liability. If an additional liability is recognized, an employer may also recognize an intangible asset, equal to the unrecognized prior service cost and transition obligation at the date of measurement, as an offset. The excess, if any, of the minimum liability adjustment over the intangible asset is reported as a reduction in shareholder equity called accumulated other comprehensive income. The adjustment in the minimum pension liability for 2006 was ($8.9) million (($8.8) million net of tax). An additional minimum liability adjustment of $5.3 million ($4.8 million, net of tax) was recorded in 2005.

Plan Assets

The Company's pension plan weighted-average asset allocations at December 31, 2006 and December 31, 2005, by asset category are as follows:

	Domestic Plan Assets December 31,		Foreign Plan Assets December 31,	
	2006	2005	2006	2005
Asset Category				
Equity securities	60%	55%	43%	38%
Hardinge Inc. stock	4%	7%	0%	0%
Debt securities	30%	28%	43%	46%
Cash and equivalents	6%	8%	1%	1%
Other	0%	2%	13%	15%
	100%	100%	100%	100%

Domestic pension plan assets include 205,386 and 273,986 shares of the Company's common stock valued at approximately $3.1 million and $4.7 million at December 31, 2006 and 2005, respectively. Dividends paid on those shares were less than $0.1 million for the years ended December 31, 2006 and 2005, respectively. The remaining domestic plan assets consisted of United States Government securities, corporate bonds and notes, and other common stocks.

Investment Policies and Strategies

For the United States defined benefit plan, as of December 31, 2006 and 2005, the fair value of plan assets included 64% and 62% of equity securities and 36% and 38% of debt securities, respectively. The

10. Employee Benefits (Continued)

plan targets an asset allocation of 60-70% equity securities and 30-40% debt securities. The plan's expected long-term rate of return is primarily based on historical returns of similarly diversified passive portfolios and expected results from active investment management.

Given the relatively long horizon of the Company's aggregate obligation, its investment strategy is to improve and maintain the funded status of its U.S. and non-U.S. plans over time without exposure to excessive asset value volatility. The Company manages this risk primarily by maintaining actual asset allocations between equity and fixed income securities for the plans within a specified range of its target asset allocation. In addition, the Company ensures that diversification across various investment subcategories within each plan are also maintained within specified ranges.

All of the Company's pension assets are managed by outside investment managers and held in trust by third-party custodians. The selection and oversight of these outside service providers is the responsibility of management, investment committees and their advisors. The selection of specific securities is at the discretion of the investment manager and is subject to the provisions set forth by written investment management agreements and related policy guidelines and applicable governmental regulations regarding permissible investments and risk control practices.

The Company's funding policy is to contribute to defined benefit plans when pension laws and economics either require or encourage funding. Of the defined benefit plans maintained by the Company, the U.S. plan covering the parent company is the largest plan. The contributions to the U.S. defined benefit plan for the year ended December 31, 2006 totaled $2.4 million.

Cash flows

Contributions

The expected contributions to be paid during the year ending December 31, 2007 to the domestic defined benefit plan are approximately $1.5 million. The Company also provides defined benefit pension plans or defined contribution pension plans for its foreign subsidiaries. The expected contributions to be paid during the year ending December 31, 2007 to the foreign defined benefit plans are $2.2 million. For each of the Company's foreign plans, contributions are made on a monthly basis and are determined by their governmental regulations. Also, each of the foreign plans requires employee and employer contributions, except for Taiwan, which has only employer contributions.

10. Employee Benefits (Continued)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Postretirement Benefits
	(in thousands)	
2007	$ 7,241	$ 181
2008	7,577	181
2009	7,311	184
2010	8,118	189
2011	8,791	205
Years 2012 - 2016	50,739	1,088

Retirement Savings Plan

The Company maintains a 401(k) plan that covers all eligible domestic employees of the Company subject to minimum employment period requirements. In addition to the contribution provisions described previously for employees hired after March 1, 2004, provisions of the plan allow employees to defer from 1% up to 100% of their pre-tax salary to the plan. Those contributions may be invested at the option of the employees in a number of investment alternatives, one being Hardinge Inc. common stock. The Company contributed $0 in 2006, 2005, and 2004 respectively. Management has the ability to reinstate a matching contribution at any future date. The Company may also contribute a discretionary contribution to the plan to be distributed among all participants.

Medicare Prescription Drug Act

On December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was passed which expands Medicare to include an outpatient prescription drug benefit beginning in 2006. To encourage employers to retain or provide postretirement drug benefits, beginning in 2006 the federal government will provide non-taxable subsidy payments to employers that sponsor prescription drug benefits to retirees that are "actuarially equivalent" to the Medicare benefit. In May 2004, the FASB issued Staff Position (FSP) No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003", which provides guidance on how companies should account for the impact of the Act on its postretirement health care plans. Based on guidance available at this time, the plan is not expected to be actuarially equivalent to the Medicare benefit due to the fact that the employer's premiums are capped at the 2001 level. Based on that assumption, there would be no change in the plans' accumulated postretirement benefit obligation or annual expense.

Foreign Operations

The Company also has employees in certain foreign countries that are covered by defined contribution pension plans and other employee benefit plans. Related obligations and costs charged to

10. Employee Benefits (Continued)

operations for these are not material. The foreign entities with defined benefit plans are included in the consolidated pension plan described earlier within this Employee Benefits Note.

11. Accumulated Other Comprehensive Income (Loss)

The components of other comprehensive (loss) income, net of tax, in the Consolidated Balance Sheets are as follows:

	Accumulated balances at December 31,	
	2006	2005
	(in thousands)	
Accumulated Other Comprehensive (Loss) Income:		
Minimum Pension liability (net of tax of $4,041 and $4,122 in 2006 and 2005, respectively)	$ (6,191)	$(14,991)
Implementation of SFAS 158 on Retirement related Plans (net of tax of $1,181 in 2006)	(11,944)	—
Foreign currency translation adjustments	15,660	5,896
Unrealized gain (loss) on derivatives:		
Cash flow hedges (net of tax of $642 in 2006 and $570 in 2005)	587	635
Net investment hedges (net of tax of $715 in 2006 and $715 in 2005)	(3,365)	(2,569)
Accumulated Other Comprehensive (Loss)	$ (5,253)	$(11,029)

SFAS No. 87 requires that an additional pension liability be recorded to the extent that an unfunded accumulated benefit obligation exceeds the accrued pension liability. If an additional liability is recognized, an employer may also recognize an intangible asset, equal to the unrecognized prior service cost and transition obligation at the date of measurement, as an offset. The excess, if any, of the minimum liability adjustment over the intangible asset is reported as a reduction in shareholder equity as accumulated other comprehensive income. At December 31, 2006, the accumulated additional minimum liability adjustment was $6.2 million ($10.2 million net of tax of $4.0 million). At December 31, 2005, the accumulated additional minimum liability adjustment was $15.0 million ($19.1 million net of tax of $4.1 million). The net change in the consolidated minimum pension liability for 2006 and 2005 was ($8.8) million and $4.8 million, respectively.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (FAS 158)". FAS 158 requires an employer to recognize the funded status of each defined benefit post employment plan on the balance sheet. The funded status of all overfunded plans is aggregated and recognized as a non-current asset on the balance sheet. The funded status of all underfunded plans is aggregated and recognized as a current liability, a non-current liability, or a combination of both on the balance sheet. Additionally, SFAS 158 requires an employer to recognize changes in the funded status of a defined benefit post employment plan in the year in which the change occurs. FAS 158 was effective for the Company as of December 31, 2006. The incremental effect of applying FAS 158 to the Company's Consolidated Balance Sheet as of December 31, 2006 was to increase

11. Accumulated Other Comprehensive Income (Loss) (Continued)

non-current deferred tax assets by $1.2 million and retirement-related liabilities by $13.1 million and to increase accumulated other comprehensive (loss) by $11.9 million.

For the year ended December 31, 2006, accumulated other comprehensive income included $8.6 million due to the reduced value of the U.S. dollar relative to the Swiss franc, EC euro, U.K. pound sterling, New Taiwanese dollar and Chinese renminbi. These currency rate changes raised the net dollar value of the assets and liabilities of the Company's two Swiss subsidiaries by $6.8 million, the UK subsidiary by $0.9 million and had lesser similar effects on the Company's subsidiaries in Taiwan, Germany, and China.

For the year ended December 31, 2005, accumulated other comprehensive income included $14.8 million due to the increased value of the U.S. dollar relative to the Swiss Franc, EC Euro, U.K. pound sterling, and the New Taiwanese dollar. These currency rate changes lowered the net dollar value of the assets of the Company's two Swiss subsidiaries by $12.8 million, the Taiwanese subsidiary by $1.0 million and had lesser similar effects on the Company's subsidiaries in England, Germany, China and Canada.

12. New Accounting Standards

On January 1, 2006 the Company adopted Statement of Financial Accounting Standards No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4" (SFAS 151). This statement amends ARB No. 43, Chapter 4, Inventory Pricing, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS 151 did not have a material impact on the consolidated financial statements of the Company.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123R), which required the Company to measure all employee stock-based compensation awards using a fair value method and record the related expense in the financial statements. The Company elected to use the modified prospective transition method, which requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. All periods presented prior to January 1, 2006 were accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Accordingly, no compensation cost was recognized for fixed stock options prior to January 1, 2006 because the exercise price of the stock options equaled the market value of the Company's common stock at the date of grant, which is the measurement date. The Company did not issue any new stock options during the year ended December 31, 2006. In addition, all previously awarded stock option grants were fully vested at the date of the adoption of FAS 123R, therefore, the Company did not recognize any share-based compensation expense in 2006 based on stock options. See Note 1 to the Consolidated Financial Statements for more information regarding the implementation of SFAS 123R.

12. New Accounting Standards (Continued)

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 "Accounting for Income Taxes." FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the impact of FIN 48, and although the evaluation is not complete, the Company does not expect FIN 48 to have a significant impact on its consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in applying generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Company's consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires an employer to recognize the funded status of each defined benefit post employment plan on the balance sheet. The funded status of all overfunded plans are aggregated and recognized as a non-current asset on the balance sheet. The funded status of all underfunded plans are aggregated and recognized as a current liability, a non-current liability, or a combination of both on the balance sheet. A current liability is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets, and is determined on a plan-by-plan basis. SFAS 158 also requires the measurement date of a plan's assets and its obligations to be the employer's fiscal year-end date. All of the plans consolidated within this disclosure already comply with the December 31, 2006 measurement date except for the U.S. Pension Plan. The Company early adopted this requirement and changed the measurement date for the Company's domestic Pension Plan from September 30, 2006 to December 31, 2006. The 2006 net periodic benefit cost was determined using the alternative transition method outlined in paragraph 19 of SFAS 158. Under this approach, the 2006 periodic benefit cost was set equal to twelve-fifteenths of the net periodic benefit cost determined for the period October 1, 2005 through December 31, 2006. The remaining three-fifteenths of the net periodic benefit cost for the period October 1, 2005 through December 31, 2006 was charged as a $0.5 million reduction to retained earnings. This measurement date change resulted in a liability reduction of $2.2 million. Additionally, SFAS 158 requires an employer to recognize changes in the funded status of a defined benefit post employment plan in the year in which the change occurs. SFAS 158 is effective for the Company as of December 31, 2006. The incremental effect of applying FAS 158 to the Company's Consolidated Balance Sheet as of December 31, 2006 was to increase non-current deferred tax assets by $1.2 million and retirement-related liabilities by $13.1 million and to increase accumulated other comprehensive (loss) by $11.9 million. See Note 10 to the Consolidated Financial Statements for more information regarding the implementation of SFAS 158.

HARDINGE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

13. Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for 2006 and 2005 is as follows:

	Quarter			
	First	Second	Third	Fourth
	(in thousands, except per share data)			
2006				
Net sales	$75,436	$78,518	$79,243	$93,424
Gross profit	22,903	23,586	24,014	29,648
Income from operations	3,642	5,307	5,757	8,391
Net income	1,947	3,007	2,761	6,235
Basic earnings per share:				
Weighted average shares outstanding	8,767	8,765	8,771	8,780
Earnings per share	$ 0.22	$ 0.34	$ 0.31	$ 0.71
Diluted earnings per share:				
Weighted average shares outstanding	8,800	8,807	8,806	8,811
Earnings per share	$ 0.22	$ 0.34	$ 0.31	$ 0.71

	Quarter			
	First	Second	Third	Fourth
	(in thousands, except per share data)			
2005				
Net sales	$68,048	$73,527	$69,845	$78,505
Gross profit	21,114	23,497	19,660	26,012
Income from operations	3,638	5,383	3,218	3,321
Net income	1,864	2,455	810	1,877
Basic earnings per share:				
Weighted average shares outstanding	8,749	8,767	8,761	8,767
Earnings per share	$ 0.21	$ 0.28	$ 0.09	$ 0.21
Diluted earnings per share:				
Weighted average shares outstanding	8,838	8,829	8,810	8,824
Earnings per share	$ 0.21	$ 0.28	$ 0.09	$ 0.21

Earnings per share amounts are based on the weighted average shares outstanding for each period presented. As a result of the changes in outstanding shares from quarter to quarter, the total of the four quarters may not necessarily equal the annual earnings per share for the year.

14. Commitments and Contingencies

The Company is a defendant in various lawsuits as a result of normal operations and in the ordinary course of business. Management believes the outcome of these lawsuits will not have a material effect on the financial position or results of operations of the Company.

The Company leases space for some of its manufacturing, sales and service operations with lease terms up to 20 years and uses certain data processing equipment under lease agreements expiring at

14. Commitments and Contingencies (Continued)

various dates. Rent expense under these leases totaled $2.2 million, $3.0 million, and $2.0 million, during the years ended December 31, 2006, 2005, and 2004, respectively.

Future minimum payments under non-cancelable operating leases are as follows for the years ending December 31 (in thousands):

2007	$1,750
2008	889
2009	629
2010	505
2011	372
Thereafter	824
Total	$4,969

The Company has entered into written employment contracts with certain of its executive officers and certain other management personnel. The term of the employment agreements range from six months to two years, and in some cases the agreement contains an automatic, successive one-year extension unless either party provides the other with 60 days prior notice of termination. In the case of a change in control, as defined in the employment contracts, the term of each officer's employment will be automatically extended for a period of two years following the date of the change in control. These employment contracts also provide for severance payments in the event of specified termination of employment.

The Company's operations are subject to extensive federal and state legislation and regulation relating to environmental matters.

Certain environmental laws can impose joint and several liability for releases or threatened releases of hazardous substances upon certain statutorily defined parties regardless of fault or the lawfulness of the original activity or disposal. Activities at properties owned by the Company and on adjacent areas have resulted in environmental impacts.

In particular, the Company's New York manufacturing facility is located within the Kentucky Avenue Wellfield on the National Priorities List of hazardous waste sites designated for cleanup by the United States Environmental Protection Agency ("EPA") because of groundwater contamination. The Kentucky Avenue Wellfield site encompasses an area of approximately three square miles which includes sections of the Town of Horseheads and the Village of Elmira Heights in Chemung County, New York. In February 2006, the Company received a Special Notice Concerning a Remedial Investigation/Feasibility Study for the Koppers Pond portion of the Kentucky Avenue Wellfield site. The EPA has documented the release and threatened release of hazardous substances into the environment at the Kentucky Avenue Well Field Superfund site, including releases into and in the vicinity of the Koppers Pond (the "Pond"). The hazardous substances, including metals and polychlorinated biphenyls, have been detected in sediments in the Pond.

A substantial portion of the Pond is located on the Company's property. The Company, along with Beazer East, Inc., the Village of Horseheads, the Town of Horseheads, the County of Chemung, CBS Corporation, and Toshiba America, Inc., have agreed to voluntarily participate in the Remedial

14. Commitments and Contingencies (Continued)

Investigation and Feasibility Study ("RI/FS") by signing an Administrative Settlement Agreement and Order of Consent on September 29, 2006. On September 29, 2006, the Director of Emergency and Remedial Response Division of the U.S. Environmental Protection Agency, Region II, approved and executed the Agreement on behalf of the EPA. The PRPs also signed a PRP Member Agreement, agreeing to share the cost of the RI/FS study on a per capita basis. The cost of the RI/FS has been estimated to be between $250,000 and $800,000. The PRPs are currently developing the model for the RI/FS with the consultant that they have retained.

Until receipt of this notice, the Company had never been named as a potentially responsible party at the site or received any requests for information from EPA concerning the site. Environmental sampling on the Company's property within this site under supervision of regulatory authorities has identified off-site sources for such groundwater contamination and sediment contamination in the Pond and has found no evidence that the Company's property is contributing to the contamination. Since the RI/FS has not commenced, the Company has not established a reserve for any potential costs relating to this site, as it is too early in the process to determine the Company's responsibility as well as to estimate any potential costs to remediate. The Company did notify all appropriate insurance carriers and is actively cooperating with them, but whether coverage will be available has not yet been determined and possible insurance recovery cannot now be estimated with any degree of certainty.

15. Related Party Transactions

In the normal course of business, the Company retains a law firm of which a Company director and his spouse are partners, for various legal matters involving corporate, employee benefit, collections, and environmental law. The Company paid the law firm $0.3 million, $0.2 million, and $0.2 million during the years ended December 31, 2006, 2005, and 2004, respectively.

On November 14, 2005, December 1, 2005 and January 5, 2006, the Company made non-interest bearing loans in the aggregate amount of $206,592 to Mr. Trego to facilitate his relocation to the Elmira, New York area, in violation of the prohibition of loans by a public company to its executive officers and directors under the Sarbanes-Oxley Act of 2002 (the "SOX Act"). The loans were made under a longstanding relocation policy of the Company that pre-dated the passage of the SOX Act and that had not been revised to reflect the prohibition of loans to executive officers and directors set forth in the SOX Act. The Company became aware that the loans violated the SOX Act on January 30, 2006 and the loans were repaid by Mr. Trego on February 1, 2006 with interest. The Governance and Nominating Committee of the Company's Board of Directors investigated the circumstances surrounding the loans and has issued formal letters of reprimand to Mr. Trego and the other members of management involved with the making of the loans and ordered them to undergo additional training to prevent any future violations of the SOX Act and the Company's corporate governance policies and procedures. The Company's relocation policy has been revised to reflect the loan prohibition set forth in the SOX Act and the Company has instituted additional controls on transactions between the Company and its directors and executive officers.

The Company's Taiwan subsidiary, Hardinge Taiwan, leased its facility from U-Sung. The shareholders of U-Sung were also minority shareholders in Hardinge Taiwan. Under this operating lease agreement, rent expense was $0.9 million, and $0.6 million during the years ended December 31, 2005 and 2004, respectively. Hardinge Taiwan purchased U-Sung in December of 2005.

ITEM 9.—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A.—CONTROLS AND PROCEDURES

(a) Management's Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation as of December 31, 2006, our Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed by the Company in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures included in such controls may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

/s/ J. PATRICK ERVIN
J. Patrick Ervin
Chairman, President and Chief Executive Officer

/s/ CHARLES R. TREGO, JR.
Charles R. Trego, Jr.
Senior Vice President and Chief Financial Officer

(b) Attestation Report of Ernst & Young, LLP, Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Hardinge Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Hardinge Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Hardinge Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Hardinge Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Hardinge Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hardinge Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Hardinge Inc. and Subsidiaries and our report dated March 15, 2007 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Buffalo, New York
March 15, 2007

PART III

ITEM 10.—DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Certain information required by this item such as: the identity of the Board of Directors and, those directors determined by the Board to be independent; the members of the Audit Committee, all of whom have been determined by the Board to be independent; the Audit Committee member determined by the Board to be the financial expert; and the Shareholders Nominating Procedures are all incorporated by reference from the Registrant's proxy statement to be filed with the Commission on or about March 30, 2007. Additional information required to be furnished by Item 401 of Regulation S-K is as follows:

List of Executive Officers of the Registrant

Name	Age	Executive Officer Since	Positions and Offices Held
J. Patrick Ervin	49	1996	Chairman of the Board, Chief Executive Officer and President since January, 2003; President and Chief Executive Officer May 2001-December 2002; President and Chief Operating Officer, April 2000—April 2001: Executive Vice President—Operations, August 1998—March 2000; Senior Vice President of Operations, Mfg., Eng. and Marketing, April 1998—July 1998; Vice President—Sales & Marketing 1996—March 1998; General Manager, Machine Tool Operations in 1996; Director, Sales & Marketing 1992-1996; Director of Materials & Purchasing 1990-1992; Superintendent, Machine Operations 1989-1990, Various other Company positions 1978-1989.
Charles R. Trego, Jr.	56	2005	Senior Vice President and Chief Financial Officer since October 2005; Chief Financial Officer and Treasurer, Latham International, August 2003—September 2005; Executive Vice President and Chief Financial Officer, Rich Products Corporation, 1989-2003.
Douglas C. Tifft	52	1988	Senior Vice President—Administration since April 2000; Vice President—Administration 1998-1999; Vice President—Employee Relations since 1988. Various other Company positions 1978-1988.

CODE OF ETHICS

Our Board of Directors adopted the Code of Ethics for the Senior Financial Executives and the Code of Conduct for Directors and Executive Officers which supplements the Code of Conduct governing all employees and directors. A copy of all said Codes is available on our website at www.hardinge.com. We will also provide a copy of the said Codes to shareholders upon request. We will disclose future amendments to, or waivers from, the said Codes on our website within five business days following the date of such amendment or waiver.

ITEM 11.—EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the Registrant's proxy statement to be filed with the Commission on or about March 30, 2007.

ITEM 12.—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

The information required by this item is incorporated by reference from the Registrant's proxy statement to be filed with the Commission on or about March 30, 2007.

ITEM 13.—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On November 14, 2005, December 1, 2005 and January 5, 2006, the Company made non-interest bearing loans in the aggregate amount of $206,592 to Mr. Trego to facilitate his relocation to the Elmira, New York area, in violation of the prohibition of loans by a public company to its executive officers and directors under the Sarbanes-Oxley Act of 2002 (the "SOX Act"). The loans were made under a longstanding relocation policy of the Company that pre-dated the passage of the SOX Act and that had not been revised to reflect the prohibition of loans to executive officers and directors set forth in the SOX Act. The Company became aware that the loans violated the SOX Act on January 30, 2006 and the loans were repaid by Mr. Trego on February 1, 2006 with interest. The Governance and Nominating Committee of the Company's Board of Directors investigated the circumstances surrounding the loans and has issued formal letters of reprimand to Mr. Trego and the other members of management involved with the making of the loans and ordered them to undergo additional training to prevent any future violations of the SOX Act and the Company's corporate governance policies and procedures. The Company's relocation policy has been revised to reflect the loan prohibition set forth in the SOX Act and the Company has instituted additional controls on transactions between the Company and its directors and executive officers.

The information required by this item is incorporated by reference from the Registrant's proxy statement to be filed with the Commission on or about March 30, 2007.

ITEM 14.—PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item is incorporated by reference from the Registrant's proxy statement to be filed with the Commission on or about March 30, 2007.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) (1) Financial Statements: The financial statements of the Registrant listed in ITEM 8. of this Report are incorporated herein by reference.

(2) Financial Statement Schedules: The financial statement schedules of the Registrant listed in ITEM 8. of this Report are incorporated herein by reference. The financial statement schedule required by Regulation S-X (17 CFR 210) is filed as part of this report: Schedule II—Valuation and Qualifying Accounts

(3) Exhibits: Exhibits filed as part of this Report: See (c) below.

(b) Exhibits required by Item 601 of Regulation S-K filed as a part of this Report on Form 10-K or incorporated by reference as indicated.

Item		Description
3.1	-	Restated Certificate of Incorporation of Hardinge Inc. filed with the Secretary of State of the State of New York on May 24, 1995, incorporated by reference from the Registrant's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on May 19, 1995.
3.2	-	By-Laws of Hardinge Inc. as amended November 19, 1996, incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996.
3.3	-	Amendment to the By-Laws of Hardinge Inc. dated February 22, 2000 incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.
3.4	-	Amendment to the By-Laws of Hardinge Inc. dated September 28, 2004 incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2004.
3.5	-	Amendment to the By-Laws of Hardinge Inc. dated March 3, 2005 incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2005.
3.6	-	Amendment to the By-Laws of Hardinge Inc. dated August 8, 2005 incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2005.
3.7	-	Amendment to the By-Laws of Hardinge Inc. dated March 21, 2006 incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2006.
3.8	-	Section 719 through 726 of the New York Business Corporation Law, incorporated by reference from the Registrant's Form 10, effective June 29, 1987.
3.9	-	Specimen of certificate for shares of Common Stock, par value $.01 per share, of Hardinge Inc., incorporated by reference from the Registrant's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on May 19, 1995.
3.10	-	Form of Rights Agreement, dated as of May 16, 1995, between Hardinge Inc. and American Stock Transfer and Trust Company, incorporated by reference from the Registrant's Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on May 23, 1995.

Item		Description
3.11	-	Amended Form of Rights Agreement, dated as of August 25,1997 between Hardinge Inc. and Fifth Third Bank, incorporated by reference from the Registrant's Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on September 29, 1997.
3.12	-	Substitution of Successor Rights Agent and Amendment No. 2 to the Rights Agreement dated August 25, 2003, between Hardinge Inc. and Computershare Investor Services LLC incorporated by reference from the Registrant's Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on May 18, 2004.
3.13	-	Securities Registration Statement incorporated by reference from the Registrant's Form S-3 (No. 333-115595).
10.1	-	Amended and Restated Revolving Credit and Term Loan Agreement among Hardinge Inc. and the Banks signatory thereto and Manufacturers and Traders Trust Company as Agent and Lead Arranger and JPMorgan Chase Bank, N.A. as Syndication Agent and KeyBank National Association as Documentation Agent dated as of October 24, 2002 and amended and restated as of January 28, 2005 incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2005.
10.2	-	Amendment Number Three dated December 22, 2005 to the Amended and Restated Revolving Credit and Term Loan Agreement among Hardinge Inc. and the banks signatory thereto and Manufacturers and Traders Trust Company as Agent and Lead Arranger, JP Morgan Chase Bank, N.A. as Syndication Agent, and KeyBank National Association as Documentation Agent dated as of October 24, 2002 and amended and restated as of January 28, 2005, incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2005.
10.3	-	Amendment Number Four dated June 7, 2006 to the Amended and Restated Revolving Credit and Term Loan Agreement among Hardinge Inc. and the banks signatory thereto and Manufacturers and Traders Trust Company as Agent and Lead Arranger, JP Morgan Chase Bank, N.A. as Syndication Agent, and KeyBank National Association as Documentation Agent dated as of October 24, 2002 and amended and restated as of January 28, 2005, incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2006.
10.4	-	Second Amended and Restated Revolving Credit and Term Loan Agreement among Hardinge Inc. and the Banks signatory thereto and Manufacturers and Traders Trust Company as Agent and Lead Arranger and JPMorgan Chase Bank, N.A. as Syndication Agent and KeyBank National Association as Documentation Agent dated as of October 24, 2002 and amended and restated as of January 28, 2005 and second amended and restated as of November 21, 2006 incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 28, 2006.
10.5	-	$8,000,000 Master Note among Hardinge Inc. and Chemung Canal Trust Company dated February 8, 2001, incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

Item		Description
10.6	-	Alliance Agreement entered into as of October 29, 2002, by and among Hardinge Inc., BPT IP, LLC and Bridgeport Machines Limited, incorporated by reference from the Registrant's Current Report on Form 8-K filed November 25, 2002. This Alliance Agreement was terminated and superceded by an Alliance Agreement, dated November 3, 2004, incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004.
10.7	-	Alliance Agreement entered into as of November 3, 2004 by and among Hardinge Inc., BPT IP, LLC, a Delaware limited liability company, incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004.
	-	Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission under Rule 24b-2. The omitted confidential material has been filed separately with the Commission. The location of the omitted information is indicated in the exhibit with asterisks (*****).
10.8	-	Asset Purchase Agreement dated November 3, 2004 by and between BPT IP LLC and Hardinge Inc. incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.
10.9	-	Share Purchase agreement dated December 27, 2005 to acquire the 49% minority interest of Hardinge Taiwan Limited by and among Hardinge Inc. and Mr. Jih-Ming Yang. Ms. Shain Wu, Mr. Paul Ling and Ms. J.R, Ho, incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2006.
10.10	-	Share Purchase agreement dated December 27, 2005 by and among Hardinge Taiwan Limited. and the shareholders of U-Sung Co, Ltd Mr. Gordon G.R. Yang, Ms Yang Lin, Hseuh-O and Mr. Mon How Wu incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2006.
10.11	-	Hardinge Inc. Savings Plan, incorporated by reference from the Registrant's Registration Statement on Form S-8 (No. 33-65049).
*10.12	-	The 2002 Hardinge Inc. Incentive Stock Plan, incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.
*10.13	-	The 1996 Hardinge Inc. Incentive Stock Plan as adopted by shareholders at the April 23, 1996 annual meeting, incorporated by reference from the Registrant's Form Quarterly Report on 10-Q for the quarter ended June 30, 1996.
*10.14	-	Hardinge Inc. Cash Incentive Plan incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2005.
*10.15	-	Hardinge Inc. Cash Incentive Plan incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2006.
*10.16	-	Employment Agreement with Joseph T. Colvin effective January 1, 1997, incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.
*10.17	-	Employment Agreement with J. Patrick Ervin effective January 1, 1997, incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.
*10.18	-	Employment Agreement with Douglas C. Tifft dated as of April 1, 1995, incorporated by reference from the Registrant's Registration Statement on Form S-2 (No. 33-91644).

Item		Description
*10.19	-	Employment Agreement with Douglas Rich effective April 1, 2001, incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
*10.20	-	Employment Agreement with Charles R. Trego, Jr. effective October 31, 2005, incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 12, 2005.
*10.21	-	Hardinge Inc. Executive Supplemental Pension Plan, incorporated by reference from the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993.
*10.22	-	Hardinge Inc. Executive Supplemental Pension Plan as Amended December 13, 2004, incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004.
*10.23	-	Hardinge Inc. Amended and Restated Executive Supplemental Pension Plan effective August 9, 2005, incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 15, 2005.
*10.24	-	Form of Deferred Directors Fee Plan, incorporated by reference from the Registrant's Registration Statement on Form S-2 (No. 33-91644).
14	-	The Hardinge Inc. Code of Ethics is incorporated by reference from the Company's website at www.hardinge.com.
21	-	Subsidiaries of the Company.
23	-	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	-	Chief Executive Officer Certification pursuant to Rule 13a-15(e) and 15d-15(e), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	-	Chief Financial Officer Certification pursuant to Rule 13a-15(e) and 15d-15(e), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	-	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management Contract or compensatory plan or arrangement.

HARDINGE INC. AND SUBSIDIARIES

ITEM 15(a) Schedule II—Valuation and Qualifying Accounts

	Balance at Beg. of Period	Additions Charged to: Costs & Expenses	Additions Charged to: Other Accounts		Deductions		Balance at End of Period
	(dollars in thousands)						
Year ended December 31, 2006:							
Allowance for Bad Debts	$ 4,990	$ 770	$ 34	1	$3,263	2	$ 2,531
Valuation allowance for Deferred Taxes	21,608	6,751	(2,212)		(92)	3	26,239
Total	$26,598	$7,521	$(2,178)		$3,171		$28,770
Year ended December 31, 2005:							
Allowance for Bad Debts	$ 3,691	$2,162	$ (116)	1	$ 747	2	$ 4,990
Valuation allowance for Deferred Taxes	21,743	679	(309)		505	3	21,608
Total	$25,434	$2,841	$ (425)		$1,252		$26,598
Year ended December 31, 2004:							
Allowance for Bad Debts	$ 4,150	$ 734	$ 70	1	$1,263	2	$ 3,691
Valuation allowance for Deferred Taxes	20,993				(750)	3	21,743
Total	$25,143	$ 734	$ 70		$ 513		$25,434

1. Currency translation for balances recorded in foreign currencies, charged to Cumulative Translation Adjustment.
2. Uncollectable accounts written off, net of recoveries.
3. See Note 5 to the Financial Statements for further details.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARDINGE INC.
(Registrant)

March 9, 2007	/s/ J. PATRICK ERVIN J. Patrick Ervin Chairman of the Board, President, and Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 9, 2007	/s/ CHARLES R. TREGO, JR. Charles R. Trego, Jr. Senior Vice President and Chief Financial Officer (Principal Financial Officer)
March 9, 2007	/s/ EDWARD J. GAIO Edward J. Gaio Corporate Controller (Principal Accounting Officer)
March 9, 2007	/s/ DANIEL J. BURKE Daniel J. Burke Director
March 9, 2007	/s/ DOUGLAS A. GREENLEE Douglas A. Greenlee Director
March 9, 2007	/s/ J. PHILIP HUNTER J. Philip Hunter Director and Secretary
March 9, 2007	/s/ JOHN J. PERROTTI John J. Perrotti Director
March 9, 2007	/s/ MITCHELL I. QUAIN Mitchell I. Quain Director
March 9, 2007	/s/ KYLE H. SEYMOUR Kyle H. Seymour Director

Exhibit 31.1

HARDINGE INC.

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, J. Patrick Ervin, certify that:

1. I have reviewed this annual report on Form 10K for the period ended December 31, 2006 of Hardinge Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ J. Patrick Ervin
J. Patrick Ervin
Chairman, President and Chief
Executive Officer

Date: March 9, 2007

Exhibit 31.2

HARDINGE INC.

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Charles R. Trego, Jr., certify that:

1. I have reviewed this annual report on Form 10K for the period ended December 31, 2006 of Hardinge Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Charles R. Trego, Jr.
Charles R. Trego, Jr.
Senior Vice President
Chief Financial Officer

Date: March 9, 2007

Exhibit 32

HARDINGE INC.

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Hardinge Inc. (the "Company") on Form 10K for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, J. Patrick Ervin, Chairman and Chief Executive Officer of the Company and I, Charles R. Trego, Jr., Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ J. Patrick Ervin
J. Patrick Ervin
Chief Executive Officer
March 9, 2007

/s/ Charles R. Trego, Jr.
Charles R. Trego, Jr.
Chief Financial Officer
March 9, 2007

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signatures that appear in typed form within the electronic version of this written statement required by Section 906, has been provided to Hardinge Inc. and will be retained by Hardinge Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Headquarters

Hardinge Inc.
One Hardinge Drive
Elmira, NY 14902-1507
General Phone: 607-734-2281
Sales: 800-843-8801
Service: 800-424-2440
www.hardinge.com

Stock Listing

The company's common stock trades on NASDAQ under the symbol "HDNG." Investor and shareholder information regarding Hardinge, including all filings with the Securities and Exchange Commission, is available through the company's website, www.hardinge.com.

Annual Meeting

Tuesday, May 8, 2007
9:00 a.m. (eastern)
Hardinge Inc.
One Hardinge Drive
Elmira, NY 14902-1507

Stock Transfer Agent and Registrar

Shareholders requiring a change of name, address or ownership of stock, or information about shareholder records, lost or stolen certificates, and dividend checks, direct deposit and reinvestment should contact:

Computershare Investor Services
PO Box 43036
Providence, RI 02940-3036
Toll-Free: (888) 294-8217
Fax: (312) 601-4332
www.computershare.com/contactus

Independent Auditors

Ernst & Young LLP
1400 Key Tower
50 Fountain Plaza
Buffalo, NY 14202

Board of Directors

J. Patrick Ervin
Chairman, President and Chief Executive Officer - Hardinge Inc.

Daniel J. Burke
President and Chief Executive Officer – Swift Glass Co., Inc.

Douglas A. Greenlee
Coordinator Life Skills – Way Station, Inc.

J. Philip Hunter
Retired, Attorney Sayles & Evans

John J. Perrotti
President and Chief Executive Officer – Gleason Corporation

Mitchell I. Quain
Senior Director – ACI Capital Corp.

Kyle H. Seymour
Chairman, President and Chief Executive Officer - Xtek, Inc.

Corporate Officers

J. Patrick Ervin
Chairman of the Board, President and Chief Executive Officer

Charles R. Trego, Jr.
Senior Vice President and Chief Financial Officer

Douglas C. Tifft
Senior Vice President – Administration, Assistant Secretary

Kelly R. Baker
Treasurer

Joseph T. Colvin
Vice President, General Manager – Workholding Operations

Edward J. Gaio
Corporate Controller

J. Philip Hunter
Secretary

Jurg Kellenberger
Vice President – Grinding Operations

Elizabeth Tranter
Assistant Corporate Controller, Assistant Secretary

Dividend Information

Hardinge presently pays an annual cash dividend of $0.20 per share, payable at a quarterly rate of $0.05 per share. Its Board of Directors reviews the decision to issue this payment quarterly.

Investor Relations Contact

Financial analysts and other investors may direct their questions to: Kelly R. Baker, *Treasurer*
Phone: 607-378-4302 | kbaker@hardinge.com

Safe Harbor Statement

This annual report contains forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended). Such statements are based upon management's current expectations that involve risks and uncertainties. Any statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as "may", "will", "should", "estimates", "predicts", "potential", "continue", "strategy", "believes", "anticipates", "plans", "expects", "intends" and similar expressions are intended to identify forward-looking statements.

The Company's actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: funding decisions of U.S. Government projects; government contract procurement and termination risks; and competitive factors such as pricing pressures and/or competition to hire and retain employees; material changes in laws or regulations applicable to the Company's businesses. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.








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HARDINGE INC. | ONE HARDINGE DRIVE | ELMIRA, NY 14902
607 734 2281 | www.hardinge.com | NASDAQ: HDNG